   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996.

                                                      REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                          FAIRFIELD COMMUNITIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                71-0390438
      (STATE OF INCORPORATION)                     (I.R.S. EMPLOYER
                                                  IDENTIFICATION NO.)
                              2800 CANTRELL ROAD
                          LITTLE ROCK, ARKANSAS 72202
                                (501) 664-6000
  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                            MARCEL J. DUMENY, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              2800 CANTRELL ROAD
                          LITTLE ROCK, ARKANSAS 72202
                                (501) 664-6000
          (NAME, ADDRESS, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                               ---------------
                                  COPIES TO:
        MARK V. MINTON, ESQ.                 C. DOUGLAS BUFORD, JR., ESQ.
     JONES, DAY, REAVIS & POGUE               WRIGHT, LINDSEY & JENNINGS
      2300 TRAMMELL CROW CENTER                 200 WEST CAPITOL AVENUE
          2001 ROSS AVENUE                    LITTLE ROCK, ARKANSAS 72201
         DALLAS, TEXAS 75201                        (501) 212-1239
           (214) 220-3939

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                            PROPOSED   PROPOSED
                                             MAXIMUM    MAXIMUM
            TITLE OF               AMOUNT   OFFERING   AGGREGATE   AMOUNT OF
         SECURITIES TO             TO BE    PRICE PER  OFFERING   REGISTRATION
         BE REGISTERED           REGISTERED SHARE(1)   PRICE(1)      FEE(1)
------------------------------------------------------------------------------
Common Stock, par value $0.01
 per share...................... 2,300,000  $22.3125  $51,318,750   $15,551

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(1) Estimated solely for the purpose of calculating the registration fee under
    Rule 457(c) upon the basis of the average high and low prices of shares of Common Stock on the Composite Tape of the New York Stock Exchange, Inc. on October 23, 1996.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 25, 1996

PROSPECTUS

[LOGO OF FAIRFIELD              2,000,000 SHARES
 APPEARS HERE]
                          FAIRFIELD COMMUNITIES, INC.

                                  COMMON STOCK

  Of the 2,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Fairfield Communities, Inc. ("Fairfield") offered hereby, 900,000 shares are being sold by Fairfield and 1,100,000 shares are being sold by Physicians Insurance Company of Ohio, an Ohio corporation ("Physicians"), or a direct or indirect subsidiary thereof (together with Physicians, the "Selling Stockholder"). See "Principal and Selling Stockholders" and "Underwriting." Fairfield will not receive any part of the proceeds from the sale of the shares by the Selling Stockholder.

  Fairfield's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "FFD." On October 23, 1996, the closing sale price of the Common Stock as reported by the NYSE was $22 3/8.

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        UNDERWRITING               PROCEEDS TO
                              PRICE TO DISCOUNTS AND  PROCEEDS TO    SELLING
                               PUBLIC  COMMISSIONS(1) COMPANY(2)  STOCKHOLDER(2)
--------------------------------------------------------------------------------
Per Share...................    $           $             $            $
--------------------------------------------------------------------------------
Total(3)....................    $           $            $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information relating to indemnification of the Underwriters.
(2) Before deducting expenses estimated at $   , of which $    will be payable
    by Fairfield and $    will be payable by the Selling Stockholder.
(3) The Selling Stockholder has granted the Underwriters a 30-day option to purchase up to 300,000 shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If the option is exercised in full, Price to Public, Underwriting Discounts and Commissions, and Proceeds
    to Selling Stockholder will be    ,    , and    , respectively. See
    "Underwriting."

                                  -----------

  The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of certificates representing the shares of Common Stock
will be made on or about       , 1996.

                                  -----------

STEPHENS INC.                                       DONALDSON, LUFKIN & JENRETTE
                              SECURITIES CORPORATION

                The date of this Prospectus is October  , 1996.

[This page includes a map of the United States with the Fairfield Destination Resorts, Regional Resorts and off-site sales offices identified.]



  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF FAIRFIELD AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. In this Prospectus, the term "Fairfield" refers to Fairfield Communities, Inc., a Delaware corporation, and its subsidiaries. Except as otherwise specified herein, all information assumes that the public offering price will be $22.375 per share. This Prospectus contains forward-looking statements which involve certain risks and uncertainties. See "Forward-Looking Information." Actual results and events may differ significantly from those discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors" herein. Unless indicated otherwise, all statistics in this Prospectus relating to the timeshare industry generally (other than Fairfield statistics) are from, or have been derived from, 1995 information published in Vacation Ownership World or 1994 information (the most recent year for which industry statistics are available) published or provided by the American Resort Development Association ("ARDA"), a non-profit industry organization.

                                  THE COMPANY

  Fairfield is the largest vacation ownership company in the United States in terms of property owners and vacation ownership units constructed. Fairfield's 15 resorts are located in 11 states; five resorts are in destination areas with popular vacation attractions ("Destination Resorts") and 10 regional resorts are in scenic locations ("Regional Resorts"). Fairfield's principal business is selling vacation ownership interests ("VOIs"), commonly known as timeshares, primarily through its innovative points-based vacation system, FairShare Plus(R). Fairfield also offers financing for VOI purchasers, which results in the creation of high-quality, medium-term contracts receivable with attractive yields. Fairfield intends to continue to grow its timeshare business by developing new and existing timeshare resorts in destination locations, expanding its sales and marketing programs, and making strategic acquisitions.

  Since 1980, Fairfield has sold more than $1.0 billion of VOIs. Fairfield's net revenue from sales of VOIs has increased from $33.5 million in 1993 to $85.5 million in 1995. Fairfield had net revenues from VOI sales of $63.5 million and $84.5 million for the nine-month periods ended September 30, 1995 and 1996, respectively. At September 30, 1996, Fairfield had undeveloped property at its Destination Resorts on which the present master plans provide for approximately 816 additional units, which if sold at current prices would represent approximately $544 million in sales. Fairfield's interest income from its financing activities totaled $19.1 million and $14.6 million in 1995 and the nine-month period ended September 30, 1996, respectively. At September 30, 1996, Fairfield had a portfolio of approximately 43,400 contracts receivable amounting to $149.4 million with outstanding borrowings of $62.3 million secured by the contracts receivable. These contracts receivable had a weighted average maturity of approximately five years and a weighted average interest rate of 13.6%, compared to a weighted average cost of associated debt of 8.8% at September 30, 1996.

  During the 15 years ended 1994 (the most recent year for which statistics are available), the total annual sales volume for the timeshare industry increased from $490 million to $4.76 billion. Fairfield believes that the industry has benefited recently from increased consumer acceptance of the timeshare concept due in part to effective governmental regulation of the industry, increased vacation flexibility resulting from the growth of VOI exchange networks, and the entry into the industry of national lodging and hospitality companies such as Marriott International, Inc., The Walt Disney Company, Hilton Hotels Corporation, Hyatt Corporation and others. Traditionally, the timeshare industry has been highly fragmented with a large number of local and regional resort developers and operators, each with small resort holdings generally of differing quality. Fairfield believes that the industry will experience consolidation as only large and financially strong companies will be able to
(i) satisfy increasing customer demand for higher quality resorts, (ii) ensure that customers can exchange their vacation ownership products for other desirable accommodations, seasons, and types of vacation experiences, and (iii) maintain favorable margins and obtain financing on competitive terms.

  Fairfield believes that it is well positioned to take advantage of these industry trends and to satisfy changing customer demands. Fairfield was one of the leaders in implementing an innovative points-based vacation system that responds to VOI owners' desires for greater flexibility to vary location, season, length of stay, and size and type of unit. In addition, the prices of Fairfield's VOIs typically range from $5,700 to $17,200 per Equivalent Week (as defined herein), with an average sales price for the nine-month period ended September 30, 1996 of approximately $12,300 per Equivalent Week. Because of its pricing structure, Fairfield's target market consists of approximately 48 million households, which is believed to be broader than the segments of the timeshare market targeted by most of the national lodging and hospitality companies. Fairfield also believes that the high quality of its resorts provides it with a competitive advantage when potential customers evaluate the vacation opportunities available through Fairfield. Of Fairfield's 15 resorts, 11 have been awarded the Gold Crown Resort Designation, the highest level of distinction, from Resorts Condominiums International, Inc. ("RCI").

  Fairfield's points-based vacation system, FairShare Plus (R), represents the next generation of vacation ownership products under which a VOI owner purchases a deeded real estate interest in one or more vacation ownership units with a corresponding annual allotment of points that may be used to customize the owner's vacation experience through the FairShare Plus (R) reservation system. Through the FairShare Plus (R) vacation system, a Fairfield VOI owner is not limited to a vacation at a single location but can apply his or her annual points for a single extended stay or several shorter stay vacations at any location or type of unit or during any season desired by the VOI owner in accordance with established exchange rates. To achieve maximum flexibility, a VOI owner may under certain circumstances borrow future years' points or rent points for a fee to obtain his or her desired vacation.

  In 1992, Fairfield successfully reorganized under Chapter 11 of the Bankruptcy Code. Before Fairfield's reorganization, it focused its VOI business on the development of Regional Resorts, which required construction and development of large-scale amenities such as golf courses and other recreational facilities to attract vacationers to those resorts. Since the reorganization, Fairfield has focused on its core business of marketing and financing vacation ownership products and has sold over $120 million of non-core assets, the proceeds of which have been used to reduce indebtedness and reinvest in VOI operations. Fairfield has also changed the focus of its vacation ownership business from developing Regional Resorts to constructing units in Destination Resorts, thereby eliminating the need for developing large-scale amenities to attract vacationers, lowering development expense, reducing development risk, and increasing its access to a steady source of potential customers.

  Fairfield's objective is to be the leading provider of innovative, high-quality vacation experiences in the timeshare industry to the broadest spectrum of households throughout the United States. To capitalize on its innovative FairShare Plus (R) vacation system and to achieve its objective, Fairfield intends to:

  . Acquire and develop properties in destination locations. Since 1992, Fairfield has opened four Destination Resorts in the destination cities of Branson, Missouri; Nashville, Tennessee; and Orlando, Florida and has added a second development at Myrtle Beach, South Carolina. In addition to developing its existing Destination Resorts, Fairfield intends to acquire and develop approximately one to two additional Destination Resorts each year.

  . Expand sales and more efficiently focus its marketing programs to prospective buyers. The development of a points-based vacation system has enabled Fairfield to more rapidly expand its marketing and sales efforts by opening off-site sales offices in population centers remote from its resorts, maintain successful sales operations at Regional Resorts where Fairfield is not currently constructing additional units, and sell more effectively at destination locations. Fairfield also expects to further expand its resort management and affiliation businesses to enhance its marketing and sales efforts.

  . Pursue acquisitions of other timeshare operations that would complement
    Fairfield's operations. Fairfield believes that its strong balance sheet, further enhanced by this offering, and access to the public and private capital markets will permit it to take advantage of attractive acquisition opportunities that may occur as a result of industry consolidation. Fairfield will evaluate acquisition opportunities on the basis of expected financial benefits, quality and location of resorts, property owner base, quality of contracts receivable, experience of sales personnel and other factors.

  Fairfield's principal executive offices are located at 2800 Cantrell Road, Little Rock, Arkansas 72202, and its telephone number is (501) 664-6000.

                                  THE OFFERING

Common Stock offered by Fairfield.........
                                           900,000 shares

Common Stock offered by the Selling        1,100,000 shares(1)
 Stockholder..............................

  Total.................................   2,000,000 shares(1)

Common Stock to be outstanding after the
 offering................................. 10,961,446 shares(2)

Use of proceeds........................... Fairfield expects to use the net proceeds of this offering to repay
                                           certain existing indebtedness and
                                           for general corporate purposes. See
                                           "Use of Proceeds."

New York Stock Exchange symbol............ FFD
--------
(1) Does not include up to 300,000 shares of Common Stock subject to an over-allotment option granted by the Selling Stockholder to the Underwriters. See "Underwriting."
(2) Does not include 1,135,000 shares of Common Stock reserved for issuance pursuant to Fairfield's employee stock purchase plan (200,000), management warrant plan (875,000) and restricted stock agreement (60,000). Additionally, does not include 680,420 shares of Common Stock that Fairfield has (i) estimated may be issuable under its plan of reorganization to satisfy various claims other than the FCI Notes and (ii) included in calculating net earnings per share data included herein. See "Use of Proceeds."

                        SUMMARY FINANCIAL AND OTHER DATA
        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE PRICE DATA)

  The following table sets forth summary historical financial and certain other data of Fairfield. The balance sheet data of Fairfield as of December 31, 1994 and 1995 and operating and net earnings per share data for each of the years ended December 31, 1993, 1994 and 1995 have been derived from audited financial statements of Fairfield included elsewhere in this Prospectus. The balance sheet data of Fairfield as of December 31, 1993 have been derived from audited financial statements which are not included in this Prospectus. The operating and net earnings per share data and balance sheet data of Fairfield as of and for the nine months ended September 30, 1995 and 1996 have been derived from unaudited financial statements of Fairfield and, in the opinion of Fairfield's management, reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the information set forth therein. The interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations. The summary financial data should be read in conjunction with "Management's Summary Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                             NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                               ----------------------------  ------------------
                                 1993      1994      1995      1995      1996
                               --------  --------  --------  --------  --------
                                                                (UNAUDITED)
OPERATING DATA
Revenues:
 Vacation ownership, net.....  $ 33,472  $ 53,085  $ 85,460  $ 63,459  $ 84,460
 Lots, net...................     7,399     7,981     7,817     5,185     7,217
 Resort management...........    10,876    11,413    14,554    11,205    12,675
 Interest....................    24,089    20,366    19,111    14,259    14,577
 Other.......................    14,270    13,709    15,209    11,189     9,985
 Gain on sale of First
  Federal, net...............       --      5,200       --        --        --
 Savings and loan
  operations.................    18,762       --        --        --        --
                               --------  --------  --------  --------  --------
                                108,868   111,754   142,151   105,297   128,914
                               --------  --------  --------  --------  --------
Expenses:
 Cost of sales:
 Vacation ownership..........     9,275    14,958    23,838    17,841    21,260
 Lots........................     1,705     1,855     1,970     1,349     1,684
 Provision for loan losses...     3,252     4,430     6,505     4,925     4,186
 Selling.....................    20,715    31,176    50,738    37,451    46,801
 Resort management...........    11,057     9,991    13,106     9,908    10,631
 General and administrative..     9,390    10,456    11,844     8,545    10,718
 Interest....................    14,449    10,528     8,562     6,518     5,119
 Other.......................     9,353    13,213    12,550     9,021     8,660
 Savings and loan
  operations.................    19,345       --        --        --        --
                               --------  --------  --------  --------  --------
                                 98,541    96,607   129,113    95,558   109,059
                               --------  --------  --------  --------  --------
Earnings before provision for
 income taxes................    10,327    15,147    13,038     9,739    19,855
Provision for income taxes...     3,157     2,878     5,009     3,701     7,810
                               --------  --------  --------  --------  --------
Net earnings.................  $  7,170  $ 12,269  $  8,029  $  6,038  $ 12,045
                               ========  ========  ========  ========  ========
NET EARNINGS PER SHARE DATA
Primary......................  $    .65  $   1.11  $    .72  $    .55  $   1.07
Fully diluted................  $    .61  $   1.05  $    .69  $    .51  $   1.01
Weighted average shares
 outstanding (in thousands):
 Primary.....................    11,038    11,069    11,080    11,065    11,287
 Fully diluted...............    11,693    11,674    11,688    11,768    11,967
OTHER DATA
EBITDA(a)....................  $ 27,296  $ 21,734  $ 23,731  $ 17,720  $ 27,140
Net cash provided by (used
 in):
 Operating activities........  $  9,500  $ 12,927  $  8,654  $  6,586  $ 26,535
 Investing activities........  $ 12,661  $ (5,253) $  2,061  $  1,274  $(14,193)
 Financing activities........  $(78,607) $  1,492  $(22,261) $(18,897) $(11,922)
Number of resorts at period
 end.........................        13        15        15        15        15
Number of off-site sales
 offices.....................         1         2         2         2         3
Number of Equivalent Weeks
 sold(b).....................     3,796     4,918     7,411     5,336     6,994
Average price of Equivalent
 Weeks sold(b)...............  $  9,035  $ 10,747  $ 11,597  $ 11,912  $ 12,321
BALANCE SHEET DATA (AT PERIOD
 END)
Loans receivable, net........  $167,465  $139,810  $139,674  $140,037  $146,858
Total assets.................   245,073   224,726   215,518   214,294   234,901
Total financing
 arrangements................   112,581   111,943    86,982    91,430    73,528
Stockholders' equity.........    47,148    66,935    81,227    76,463   104,253

(a) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization and excludes savings and loan operations in 1993 and the gain on the sale of First Federal Savings and Loan Association of Charlotte in 1994, but includes interest income. See "Management's Summary Discussion and Analysis of Financial Condition and Results of Operations--Reorganization." Management believes that EBITDA is a useful measure of operating performance because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles ("GAAP"), is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under GAAP for purposes of evaluating Fairfield's results of operations.
(b) The number of equivalent vacation weeks ("Equivalent Weeks") represents the number of allocated points under the FairShare Plus(R) vacation system equivalent to 1/52 of the total annual points allocated to a vacation ownership unit. As the Fairshare Plus(R) vacation system is not limited to fixed weeks, Fairfield does not report sales of fixed weeks. However, to facilitate the comparison of Fairfield's sales to others in the industry, Fairfield has calculated Equivalent Weeks for purposes of this Prospectus.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risks and investment considerations should be carefully considered in evaluating Fairfield and its business before purchasing any of the shares of Common Stock offered hereby. Each of the following factors may have a material adverse effect on Fairfield's operations, financial results, financial condition, liquidity, market valuation or market liquidity in future periods.

TIMESHARE INDUSTRY OPERATING RISKS

  Fairfield's business is subject to all of the operating risks inherent in the timeshare industry. These risks include an oversupply of timeshare units, a reduction in demand for timeshare units, changes in travel and vacation patterns, changes in governmental regulations of the timeshare industry and increases in construction costs or taxes, as well as negative publicity concerning the industry. The timeshare industry is highly fragmented, containing a large number of developers. In the past the timeshare industry as a whole has experienced a negative image as a result of various developers employing high pressure sales and marketing tactics, constructing low quality units and engaging in other potentially misleading practices. Consequently, negative publicity with respect to any one or more developers in the timeshare industry could have a disproportionate effect on all of the developers in the industry.

RISKS ASSOCIATED WITH ACQUISITIONS AND NEW DEVELOPMENT

  Fairfield intends to continue to acquire and develop new Destination Resorts. However, the ability to acquire attractive locations may be limited due to competition or higher prices than those of locations in less-developed areas. Moreover, to successfully implement its business strategies, Fairfield must integrate the newly acquired or developed resorts into its existing sales and marketing programs, including its FairShare Plus(R) vacation system and proprietary timeshare exchange program.

  During the start-up phase of a new resort, Fairfield expects to experience lower margins at that resort until the resort's operations mature. The lower margins could be substantial and could negatively impact Fairfield's earnings. However, as more of Fairfield's Destination Resorts achieve mature operations, Fairfield believes the start-up phase for each new resort will have less of an effect on earnings than occurred in 1995, when three of its five Destination Resorts had not reached mature operations.

REGULATION OF MARKETING AND SALES OF VOIS

  Fairfield's marketing and sales of VOIs and other operations are subject to extensive regulation by the federal government and by the states in which Fairfield's resorts are located and in which its VOIs are marketed and sold. The federal government and many states have adopted specific laws and regulations regarding the sale of timeshares, telemarketing and certain of Fairfield's other activities. Fairfield believes that it is in substantial compliance with all laws and regulations to which it is currently subject. However, no assurance can be given that the cost of complying with laws and regulations in all jurisdictions in which Fairfield desires to conduct sales would not be significant, would not impair the cost-effectiveness of its marketing programs, or that Fairfield is in fact in compliance with all applicable laws and regulations.

RISKS ASSOCIATED WITH FINANCING; HEDGING ACTIVITIES

  Fairfield offers financing to buyers of VOIs at Fairfield's resorts, which bears interest at fixed rates and is collateralized by a first mortgage on, or retention of title under an installment sales contract for, the underlying VOI. Fairfield and its wholly owned finance subsidiary, Fairfield Acceptance Corporation ("FAC"), have revolving credit facilities that provide an aggregate of up to approximately $25.0 million and $35.0 million, respectively, of borrowings available to finance Fairfield's contracts receivable. At September 30, 1996, Fairfield and FAC had approximately $24.2 million and $1.0 million, respectively, of additional borrowing availability, although FAC subsequently obtained additional borrowing availability as a result of a recent securitization transaction completed by FAC's wholly owned subsidiary. See "Management's Summary Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Neither Fairfield nor FAC presently has a binding agreement to refinance those facilities or extend the maturity dates beyond January 1, 1998, and there can be no assurance that any extension or refinancing could be achieved on terms that are satisfactory to Fairfield or FAC or at all. Accordingly, future sales of VOIs may be limited if Fairfield does not have sufficient borrowing availability to finance the initial negative cash flow that results from sales that are financed by Fairfield or if Fairfield is unable to offer customer financing on terms that customers will accept.

  In addition, Fairfield's current bank credit facilities which finance contracts receivable are, and are expected to continue to be, at variable interest rates. Any significant increase in interest rates on Fairfield's financing or prepayment rates on the contracts receivable could have an adverse effect on the profitability of Fairfield's portfolio of contracts receivable. Fairfield attempts to retain borrowing availability under its revolving credit facility by periodically selling contracts receivable to FAC. Fairfield uses the proceeds from these sales to reduce the outstanding balance under its revolving credit facility. FAC and its subsidiaries periodically securitize such receivables through financings with third parties, the most recent of which was underwritten at variable interest rates. The proceeds from the securitization transactions are then used to reduce the balances of FAC's revolving credit facility. In October 1996, FAC and its subsidiaries completed their most recent securitized receivables transaction, which included an agreement by a third party financing source to finance two additional securitizations of up to $55.0 million in the aggregate during the following 12 months. However, there can be no assurance that Fairfield and FAC will be able to successfully continue such securitizations, and any failure to continue such securitizations could result in Fairfield and FAC having insufficient borrowing availability under their credit facilities to maintain their operations at current levels. In connection with FAC's more recent securitization transactions, FAC has sought to limit its exposure to possible future increases in interest rates by purchasing interest rate caps. No assurance can be given that FAC will be able to obtain interest rate caps or other hedging instruments in connection with future securitization transactions or the cost associated with interest rate caps or other hedging instruments will not increase FAC's operating costs.

IMPACT OF ECONOMIC CYCLES

  The business risks associated with Fairfield's business become more acute in an economic slowdown or recession. Such an environment is generally characterized by decreased spending for vacations and other discretionary items. Economic downturns may also adversely affect the availability and costs of financing for Fairfield and its customers and the collectability of Fairfield's contracts receivable. Delinquencies, foreclosures and loan losses generally increase during economic slowdowns and recessions.

POSSIBLE ENVIRONMENTAL LIABILITIES

  Under various federal, state and local laws, ordinances and regulations, the current or previous owner, manager or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner, manager or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Fairfield believes that it is in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances, but no assurance can be given that hazardous or toxic substances will not be found on its properties or properties that it previously owned.

COMPLIANCE WITH LAWS GOVERNING ACCESS

  A number of state and federal laws, including the Fair Housing Act and the Americans with Disabilities Act, impose requirements related to access and use by disabled persons of a variety of public accommodations and facilities. Although Fairfield believes that its resorts are substantially in compliance with these laws, Fairfield may incur additional costs of complying with such laws. The ultimate amount of the cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on Fairfield, such costs could be substantial.

UNINSURED LOSS; NATURAL DISASTERS

  There are certain types of losses (such as losses arising from acts of war) that are not generally insured because they are either uninsurable or not economically insurable and for which Fairfield does not have insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, Fairfield could lose its capital invested in a resort, as well as the anticipated future revenues from such resort, and would continue to be obligated on any mortgage indebtedness or other obligations related to the resort. Moreover, if the property owners association fails to adequately insure the units, any uninsured or underinsured casualty may affect the collectability of the contracts receivable related to those units. In addition, Fairfield's resorts could suffer significant damage as a result of hurricanes, earthquakes, floods and other natural disasters. Any such damage, as well as adverse weather conditions generally, could reduce Fairfield's ability to sell VOIs at its resorts.

COMPETITION

  As Fairfield develops Destination Resorts, Fairfield may experience significant competition for qualified personnel, favorable sites and customers at those resorts from other entities engaged in the business of resort development, sales and operation, including VOI ownership, condominiums, hotels and motels. Many well-known lodging, hospitality and entertainment companies have begun to develop and sell VOIs in resort properties. While many of those companies have targeted a more narrow market segment than Fairfield's historical market segment, there can be no assurance that Fairfield and those companies will not compete more broadly at destination locations. In such event, Fairfield will be required to compete with companies that may have significantly greater resources. See "Business--Competition."

ANTI-TAKEOVER MATTERS

  Fairfield is subject to various factors that could have the effect of making it more difficult for a party to acquire control of Fairfield, which could adversely affect the market price of the Common Stock. Fairfield's Certificate of Incorporation grants Fairfield's Board of Directors (the "Board") the authority to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"), having such rights, preferences and privileges as designated by the Board without stockholder approval. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. See "Description of Capital Stock--Preferred Stock." In addition, Fairfield has adopted a Rights Agreement which provides for the issuance of one right (a "Right") for each outstanding share of Common Stock. The Rights entitle the holder to purchase, under certain circumstances, one one-hundredth of a share of Fairfield's Series A Junior Participating Preferred Stock at $25.00 per share. The Rights may have the effect of discouraging an unsolicited takeover proposal. See "Description of Capital Stock--Rights Agreement." Section 203 of the Delaware General Corporation Law is also applicable to Fairfield and contains provisions that restrict certain business combinations with interested stockholders. Section 203 may have the effect of inhibiting a non-negotiated merger or other business combination involving Fairfield. See "Description of Capital Stock--Delaware Law Anti-Takeover Provisions."

                                USE OF PROCEEDS

  The net proceeds from the sale of the 900,000 shares of Common Stock offered hereby by Fairfield are estimated to be approximately $18.3 million after deducting underwriting discounts and estimated expenses of the offering payable by Fairfield.

  Approximately $9.1 million of the net proceeds from this offering will be used to repay certain indebtedness (the "VM Note"), issued in connection with Fairfield's reorganization, which bears interest at an annual rate of 10% and matures on March 1, 2000. Monthly payments of interest and principal under the VM Note commence on April 1, 1997. Fairfield believes that it is beneficial to retire this debt through the proceeds of this offering in order to maintain availability under its credit facilities for use in expanding its core vacation ownership business.

  Up to approximately $8.0 million of the proceeds from this offering is expected to be used to repurchase or repay a portion of Fairfield's 10% Senior Subordinated Secured Notes, maturing March 1, 1997 (the "FCI Notes"), issued on a nonrecourse basis in connection with Fairfield's reorganization. Under the indenture governing the FCI Notes (the "Indenture"), Fairfield is obligated to issue up to a maximum of 588,235 shares of its Common Stock (the "Reserved Shares"), at a fixed valuation of $8.50 per share, to cover the first $5.0 million of shortfall (the "Deficiency") in the event that the appraised value of the collateral securing the FCI Notes (the "Collateral Value"), together with funds on deposit with the Indenture trustee, fail to cover the principal and accrued interest of the FCI Notes at maturity. Under the Indenture, the appraisals which are to be used to determine the Collateral Value cannot be dated prior to December 31, 1996. Accordingly, Fairfield is currently unable to determine the amount of the Deficiency. When the amount of the Deficiency is determined, Fairfield will calculate the cost per Reserved Share of paying off the Deficiency. If such calculated per share cost is less than the market price of Fairfield's Common Stock, Fairfield expects to repay or, if possible, repurchase at a discount, a portion of the FCI Notes in order to eliminate the Deficiency. Fairfield believes that this strategy will benefit stockholders by preventing the issuance of Common Stock at what would otherwise be a substantial discount from the current market price.

  The balance of the net proceeds, if any, after repayment of the VM Note and the repayment or repurchase of a portion of the FCI Notes is expected to be used for working capital and other general corporate purposes. Pending any such additional uses, Fairfield will apply the proceeds to its revolving credit facilities with The First National Bank of Boston ("FNBB") or invest the excess proceeds in short-term investment grade securities.

  Fairfield will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock has traded on the NYSE since December 1995 under the symbol "FFD." Prior to that time, the Common Stock was traded on the Nasdaq National Market System. The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share of Common Stock on the NYSE or the Nasdaq National Market System, as applicable.

                                                                      PRICE
                                                                 ---------------
     PERIOD                                                       HIGH     LOW
     ------                                                      ------- -------
     Year Ended December 31, 1994
       First Quarter............................................ $ 6 1/2 $ 4
       Second Quarter...........................................   6 1/4   5 1/4
       Third Quarter............................................   7       5
       Fourth Quarter...........................................   6 3/8   4 1/8
     Year Ended December 31, 1995
       First Quarter............................................   6 1/8   4 1/2
       Second Quarter...........................................   6       5 1/4
       Third Quarter............................................   8 1/4   5 1/2
       Fourth Quarter...........................................   8 1/4   5 7/8
     Year Ended December 31, 1996
       First Quarter............................................   9 1/4   6 1/2
       Second Quarter...........................................  15 1/4   8 5/8
       Third Quarter............................................  21 5/8  13 1/4
       Fourth Quarter through October 23, 1996..................  24 3/8  18 3/8

  The closing price per share of Common Stock on the NYSE on October 23, 1996 was $22 3/8. As of October 23, 1996, there were approximately 2,700 holders of record of the Common Stock.

                                DIVIDEND POLICY

  Fairfield has not paid any cash dividends on the Common Stock and does not anticipate doing so in the foreseeable future. Fairfield intends to retain earnings to provide funds for the continued growth and development of Fairfield's business. In addition, the agreements governing Fairfield's credit facilities and the VM Note prohibit the payment of dividends on the Common Stock. Any determination to pay cash dividends in the future will be at the discretion of the Board and will be dependent upon Fairfield's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board.

                                 CAPITALIZATION

  The following table sets forth unaudited information concerning the capitalization of Fairfield as of September 30, 1996, and as adjusted to give effect to the sale by Fairfield of 900,000 shares of Common Stock and the application of the estimated net proceeds therefrom. The information below should be read in conjunction with "Management's Summary Discussion and Analysis of Financial Condition and Result of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                           SEPTEMBER 30, 1996
                                                          --------------------
                                                           ACTUAL  AS ADJUSTED
                                                          -------- -----------
                                                              (DOLLARS IN
                                                               THOUSANDS)
     Financing arrangements(1)........................... $ 67,132  $ 65,899
     VM Note(2)..........................................    9,007       --
     Net liabilities of assets held for sale(3)..........    7,081       --
                                                          --------  --------
                                                            83,220    65,899
                                                          --------  --------
     Stockholders' equity:
       Common Stock, $0.01 par value, issued 12,456,741
        and 13,356,741 shares, as adjusted(4)............      125       134
       Paid-in capital...................................   63,366    81,686
       Retained earnings.................................   40,762    40,762
       Less treasury stock, at cost, 2,395,295 shares....      --        --
                                                          --------  --------
         Total stockholders' equity......................  104,253   122,582
                                                          --------  --------
           Total capitalization.......................... $187,473  $188,481
                                                          ========  ========

  As a result of this offering, the weighted average shares outstanding of Common Stock included in future primary and fully diluted earnings per share calculations will increase by the issuance of the 900,000 shares. Additionally, the weighted average shares outstanding used in future fully diluted earnings per share calculations will not include the 588,235 contingent shares related to the FCI Notes assuming the use of the proceeds to repay or repurchase the FCI Notes. See "Use of Proceeds."

  Furthermore, as required by GAAP, the historical fully diluted earnings per share calculations, which have included the 588,235 contingent shares, will be restated to reflect the elimination of this contingent issuance.
--------
(1) Exclusive of the VM Note.
(2) Includes accrued interest of $2,611,000.
(3) At September 30, 1996, net liabilities of assets held for sale consisted of the outstanding balance of the FCI Notes ($14,786,000), net of the carrying value of the assets collateralizing the FCI Notes.
(4) Does not include 1,135,000 shares of Common Stock reserved for issuance pursuant to Fairfield's employee stock purchase plan (200,000), management warrant plan (875,000) and restricted stock agreement (60,000). Additionally, does not include 680,420 shares of Common Stock that Fairfield has (i) estimated may be issuable under its plan of reorganization to satisfy various claims other than the FCI Notes and (ii) included in calculating net earnings per share data included herein.

                       SELECTED FINANCIAL AND OTHER DATA
        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE PRICE DATA)

  The following table sets forth selected historical financial and certain other data of Fairfield. The balance sheet data of Fairfield as of December 31, 1994 and 1995 and operating and net earnings per share data for each of the years ended December 31, 1993, 1994 and 1995 have been derived from audited financial statements of Fairfield included elsewhere in this Prospectus. The balance sheet data of Fairfield as of December 31, 1993 have been derived from audited financial statements of Fairfield which are not included in this Prospectus. The operating and net earnings per share data and balance sheet data of Fairfield as of and for the nine months ended September 30, 1995 and 1996 have been derived from unaudited financial statements of Fairfield and, in the opinion of Fairfield's management, reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the information set forth therein. The interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations. The selected financial data should be read in conjunction with "Management's Summary Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                             NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                               ----------------------------  ------------------
                                 1993      1994      1995      1995      1996
                               --------  --------  --------  --------  --------
                                                                (UNAUDITED)
OPERATING DATA
Revenues:
 Vacation ownership, net.....  $ 33,472  $ 53,085  $ 85,460  $ 63,459  $ 84,460
 Lots, net...................     7,399     7,981     7,817     5,185     7,217
 Resort management...........    10,876    11,413    14,554    11,205    12,675
 Interest....................    24,089    20,366    19,111    14,259    14,577
 Other.......................    14,270    13,709    15,209    11,189     9,985
 Gain on sale of First
  Federal, net...............       --      5,200       --        --        --
 Savings and loan
  operations.................    18,762       --        --        --        --
                               --------  --------  --------  --------  --------
                                108,868   111,754   142,151   105,297   128,914
                               --------  --------  --------  --------  --------
Expenses:
 Cost of sales:
 Vacation ownership..........     9,275    14,958    23,838    17,841    21,260
 Lots........................     1,705     1,855     1,970     1,349     1,684
 Provision for loan losses...     3,252     4,430     6,505     4,925     4,186
 Selling.....................    20,715    31,176    50,738    37,451    46,801
 Resort management...........    11,057     9,991    13,106     9,908    10,631
 General and administrative..     9,390    10,456    11,844     8,545    10,718
 Interest....................    14,449    10,528     8,562     6,518     5,119
 Other.......................     9,353    13,213    12,550     9,021     8,660
 Savings and loan
  operations.................    19,345       --        --        --        --
                               --------  --------  --------  --------  --------
                                 98,541    96,607   129,113    95,558   109,059
                               --------  --------  --------  --------  --------
Earnings before provision for
 income taxes................    10,327    15,147    13,038     9,739    19,855
Provision for income taxes...     3,157     2,878     5,009     3,701     7,810
                               --------  --------  --------  --------  --------
Net earnings.................  $  7,170  $ 12,269  $  8,029  $  6,038  $ 12,045
                               ========  ========  ========  ========  ========
NET EARNINGS PER SHARE DATA
Primary......................  $    .65  $   1.11  $    .72  $    .55  $   1.07
Fully diluted................  $    .61  $   1.05  $    .69  $    .51  $   1.01
Weighted average shares
 outstanding (in thousands):
 Primary.....................    11,038    11,069    11,080    11,065    11,287
 Fully diluted...............    11,693    11,674    11,688    11,768    11,967
OTHER DATA
EBITDA(a)....................  $ 27,296  $ 21,734  $ 23,731  $ 17,720  $ 27,140
Net cash provided by (used
 in):
 Operating activities........  $  9,500  $ 12,927  $  8,654  $  6,586  $ 26,535
 Investing activities........  $ 12,661  $ (5,253) $  2,061  $  1,274  $(14,193)
 Financing activities........  $(78,607) $  1,492  $(22,261) $(18,897) $(11,922)
Number of resorts at period
 end.........................        13        15        15        15        15
Number of off-site sales
 offices.....................         1         2         2         2         3
Number of Equivalent Weeks
 sold(b).....................     3,796     4,918     7,411     5,336     6,994
Average price of Equivalent
 Weeks sold(b)...............  $  9,035  $ 10,747  $ 11,597  $ 11,912  $ 12,321
BALANCE SHEET DATA (AT PERIOD
 END)
Loans receivable, net........  $167,465  $139,810  $139,674  $140,037  $146,858
Total assets.................   245,073   224,726   215,518   214,294   234,901
Total financing
 arrangements................   112,581   111,943    86,982    91,430    73,528
Stockholders' equity.........    47,148    66,935    81,227    76,463   104,253

--------
(a) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization and excludes savings and loan operations in 1993 and the gain on the sale of First Federal in 1994, but includes interest income. See "Management's Summary Discussion and Analysis of Financial Condition and Results of Operations--Reorganization." Management believes that EBITDA is a useful measure of operating performance because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA does not represent cash flow from operations as defined by GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under GAAP for purposes of evaluating Fairfield's results of operations.
(b) The number of Equivalent Weeks represents the number of allocated points under the FairShare Plus(R) vacation system equivalent to 1/52 of the total annual points allocated to a vacation ownership unit. As the Fairshare Plus(R) vacation system is not limited to fixed weeks, Fairfield does not report sales of fixed weeks. However, to facilitate the comparison of Fairfield's sales to others in the industry, Fairfield has calculated Equivalent Weeks for purposes of this Prospectus.

    MANAGEMENT'S SUMMARY DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  Certain statements contained herein and elsewhere in this Prospectus which are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, the risks detailed in "Risk Factors" and referenced elsewhere in this Prospectus. See "Forward-Looking Information."

GENERAL

  Fairfield is the largest vacation ownership company in the United States in terms of property owners and vacation ownership units constructed. Fairfield's 15 resorts are located in 11 states; five resorts are Destination Resorts and 10 resorts are Regional Resorts. Fairfield's principal business is selling VOIs, commonly known as timeshares, primarily through its innovative points-based vacation system, FairShare Plus(R). Fairfield also offers financing for VOI purchasers, which results in the creation of high-quality, medium-term contracts receivable with attractive yields. Fairfield intends to continue to grow its timeshare business by developing new and existing timeshare resorts in destination locations, expanding its sales and marketing programs, and making strategic acquisitions.

REORGANIZATION

  Fairfield successfully reorganized under Chapter 11 of the Bankruptcy Code pursuant to plans of reorganization confirmed in August 1992. The events that led Fairfield to file for bankruptcy resulted from a combination of real estate market conditions, lack of credit availability and a business strategy under which Fairfield attempted to diversify its business to include activities in the development and construction of primary residences and retirement communities, and entering into joint ventures unrelated to its core business.

  Since the reorganization, Fairfield has focused on its core business of marketing and financing vacation ownership products. By the end of 1995, Fairfield had sold over $120 million of non-core assets, the proceeds of which have been used to reduce debt and reinvest in vacation ownership operations. Among the assets sold were several of Fairfield's hotels and restaurants, all but one of its golf courses, and substantially all of its Arizona and Florida based home building and lot sales operations. In September 1994, Fairfield sold First Federal Savings and Loan Association of Charlotte ("First Federal").

  Fairfield has also changed the focus of its vacation ownership business from developing Regional Resorts to constructing units in Destination Resorts, thereby eliminating the need for developing large-scale amenities to attract vacationers, lowering development expense, reducing development risk, and increasing its access to a steady source of potential customers. Since 1992, Fairfield has developed Destination Resorts in the destination cities of Branson, Missouri; Myrtle Beach, South Carolina; Nashville, Tennessee; and Orlando, Florida, thereby increasing its vacation opportunities to 15 resorts in 11 states.

RESULTS OF OPERATIONS

 Comparison of Nine Months Ended September 30, 1996 to Nine Months Ended September 30, 1995

  Vacation Ownership. Gross revenues of VOIs totaled $86.5 million and $63.6 million for the nine months ended September 30, 1996 and 1995, respectively. Of this increase, $18.1 million is attributable to increased sales volumes at Fairfield's newer locations, including off-site sales offices, and $4.8 million is attributable to increased sales volumes at Fairfield's more mature locations.

  Net VOI revenues increased to $84.5 million for the nine months ended September 30, 1996 from $63.5 million for the nine months ended September 30, 1995. The increase in net VOI revenues is attributable to the same factors as noted above, which was partially offset by net deferred revenue of $2.0 million during the nine months ended September 30, 1996, related to the percentage of completion method of accounting, as compared to net deferred revenue of $0.2 million during the nine months ended September 30, 1995. Under the percentage of completion method of accounting, the portion of revenues attributable to costs incurred as compared to total estimated construction costs and selling expenses, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred.

  Cost of sales of VOIs, as a percentage of related net revenues, was 25.2% and 28.1% for the nine months ended September 30, 1996 and 1995, respectively. This decrease resulted primarily from increased sales of residual fixed week inventory at Fairfield's more mature locations. Sales of this limited fixed week inventory are not expected to occur to this extent in the future, but will occur from time to time.

  Selling. Selling expenses, including commissions, for both VOI and lot sales, as a percentage of related revenues, were 50.7% and 54.3%, for the nine months ended September 30, 1996 and 1995, respectively. The decrease in selling expenses, as a percentage of related revenues, is primarily attributable to anticipated efficiencies experienced at Fairfield's newer destination sites located in Orlando, Florida and Nashville, Tennessee. Management continues to work to improve sales efficiencies at its newer locations and future efficiencies should be realized as these projects mature and their base of property owners expands.

  Interest. Interest income increased slightly during the nine months ended September 30, 1996 as compared to the same period in 1995 ($14.6 million for the nine months ended September 30, 1996 as compared to $14.3 million for the nine months ended September 30, 1995). For the nine months ended September 30, 1996 as compared to the same period in 1995, interest earned on short-term investments decreased $0.3 million, which was offset by (i) an increase in the average balance of outstanding contracts receivable ($140.1 million and $135.1 million for the nine months ended September 30, 1996 and 1995, respectively) and (ii) an increase in the weighted average stated interest rate on Fairfield's contracts receivable (13.6% and 13.2% at September 30, 1996 and 1995, respectively).

  Interest expense totaled $5.1 million and $6.5 million for the nine months ended September 30, 1996 and 1995, respectively. This decrease is primarily attributable to the reduction in the average outstanding balance of interest-bearing debt. The average outstanding balance of interest-bearing debt decreased from $101.2 million for the nine months ended September 30, 1995 to $78.0 million for the nine months ended September 30, 1996. The weighted average interest rate for Fairfield's financing arrangements collateralized by contracts receivable was 8.6% and 8.0% for the nine months ended September 30, 1996 and 1995, respectively.

  General and Administrative. General and administrative expenses increased from $8.5 million during the nine months ended September 30, 1995 to $10.7 million during the nine months ended September 30, 1996. This increase is primarily attributable to additional expenses incurred resulting from the increased VOI sales volumes as previously discussed and additional accruals recorded related to Fairfield's employee incentive plans. As a percentage of total revenues, general and administrative expenses remained relatively constant between periods (8.3% for the nine months ended September 30, 1996 versus 8.1% for the nine months ended September 30, 1995).

  Provision for Loan Losses. Provision for loan losses, as a percentage of net lot and VOI revenues, decreased from 7.1% for the nine months ended September 30, 1995 to 4.5% for the nine months ended September 30, 1996. This decrease primarily reflects management's continuing evaluation of the allowance for contracts receivable based upon historical cancellation experience and its estimate of future loan losses. Fairfield anticipates this reduction to continue during the remainder of 1996.

  Other. Other revenues for the nine months ended September 30, 1996 and 1995 include home sales totaling $6.8 million and $4.4 million, respectively. Other expenses for the nine months ended September 30, 1996 and 1995 include homes costs of sales, including selling expenses, totaling $6.3 million and $4.0 million, respectively. Other revenues for the nine months ended September 30, 1996 and 1995 also include $0.1 million and $1.3 million, respectively, related to Fairfield's 35% partnership interest in Harbour Ridge, Ltd., a limited partnership engaged in the development of a tract of land near Stuart, Florida.

 Comparison of Years Ended December 31, 1995, 1994 and 1993

  Vacation Ownership. Gross revenues of VOIs totaled $86.2 million, $52.9 million and $34.4 million for 1995, 1994 and 1993, respectively. Of the increase in gross VOI revenues from 1994 to 1995, $15.8 million (47.5%) is attributable to increased sales volumes at Fairfield's existing sites and $15.6 million (47.0%) is attributable to the additional sales volumes at Fairfield's newest destination sites located in Orlando, Florida and Nashville, Tennessee, both of which began sales efforts in December 1994. During 1994, Fairfield experienced revenue increases at several of its developments, including its destination locations in Myrtle Beach, South Carolina and Branson, Missouri, which began sales efforts in June 1993.

  Net VOI revenues increased to $85.5 million for the year ended December 31, 1995 from $53.1 million in 1994 and $33.5 million in 1993. The increase in net VOI revenues is attributable to the same factors as noted above, which was partially offset, during 1995, by a net deferral of VOI revenues totaling $0.7 million related to the percentage of completion method of accounting. Fairfield recognized $0.2 million of previously deferred revenue during 1994 as compared to net revenue deferred of $0.9 million during 1993. Under the percentage of completion method of accounting, the portion of revenues attributable to costs incurred as compared to total estimated construction costs and selling expenses is recognized in the period of sale. The remaining revenue is deferred and recognized as remaining costs are incurred.

  Selling. Selling expenses, including commissions, for both VOI and lot sales, as a percentage of related revenues, were 54.1%, 50.6% and 49.8%, for 1995, 1994 and 1993, respectively. The increase in selling expenses, as a percentage of related revenues, is primarily attributable to anticipated inefficiencies experienced at Fairfield's newest destination sites in Orlando, Florida and Nashville, Tennessee. Exclusive of these new projects, selling expenses, as a percentage of related revenues, were 48.1% for the year ended December 31, 1995. New projects typically experience lower operating margins in the "start-up" phase of operations as Fairfield develops its property owner base and establishes an efficient sales and marketing program at each new location. Management continues to work to improve sales efficiencies at the Orlando and Nashville projects and future efficiencies are expected to be realized as both of these projects mature and expand their base of property owners.

  General and Administrative. Increases in general and administrative expenses during 1995 and 1994 resulted primarily from the additional expenses incurred related to the increased VOI sales volumes as previously discussed. Additionally, Fairfield experienced increases in expenses in 1994, as compared to 1993, related to Fairfield's employee benefit plans (see Note 11 to the Consolidated Financial Statements). As a percentage of total revenues, general and administrative expenses decreased to 8.3% in 1995 from 9.8% in 1994, exclusive of the gain on sale of First Federal. During 1993, general and administrative expenses, as a percentage of total revenues, were 10.4%, exclusive of the savings and loan operations.

  Gain on Sale of First Federal. In September 1994, Fairfield sold 100% of the capital stock of First Federal for $41.0 million and recognized a net gain on the sale of $5.2 million. The gain from the sale of First Federal was not subject to federal income tax due to a permanent tax basis difference in First Federal's stock and underlying goodwill.

  Included in "Restricted cash and escrow accounts" at December 31, 1995 is $2.9 million representing certain assets retained and/or pledged to the buyer to securitize Fairfield's obligation to indemnify the buyer against general indemnities and three existing lawsuits/claims which have been asserted against First Federal (see Note 13 to the Consolidated Financial Statements).

  Interest. Interest income totaled $19.1 million, $20.4 million and $24.1 million in 1995, 1994 and 1993, respectively. The decrease in interest income is primarily attributable to lower average balances of contracts receivable outstanding ($135.8 million for 1995, $146.2 million for 1994 and $177.4 million for 1993). Loan originations began to exceed principal collections in 1995 and interest income is expected to increase in tandem with the net increase in contracts receivable.

  Interest expense totaled $8.6 million, $10.5 million and $14.4 million in 1995, 1994 and 1993, respectively. These decreases are primarily attributable to reductions in the average outstanding balances of interest-bearing debt, resulting primarily from collections on contracts receivable exceeding Fairfield's cash requirements. The average outstanding balance of interest-bearing debt has decreased from $191.8 million in 1993 to $137.8 million in 1994 and $94.9 million in 1995. Exclusive of First Federal, the weighted average interest rate for Fairfield's financing arrangements collateralized by contracts receivable was 8.1%, 8.4% and 8.6% for the years ended December 31, 1995, 1994 and 1993, respectively.

  Other. Other revenues in 1995, 1994 and 1993 include cash distributions totaling $1.6 million, $1.2 million and $2.0 million, respectively, related to Fairfield's 35% partnership interest in Harbour Ridge, Ltd., a limited partnership engaged in the development of a tract of land in St. Lucie, Florida. Cash distributions from this partnership interest are anticipated to continue at a reduced amount through 1996; however, the amounts and timing of future distributions are not under the control of Fairfield, but are entirely within the control of the general partner.

  Also included in other revenues and other expenses for 1995 are home sales and related cost of sales totaling $6.7 million and $6.0 million, respectively. For 1994, home sales and related cost of sales totaled $5.9 million and $5.4 million, respectively, and for 1993 totaled $4.7 million and $4.4 million, respectively.

  As previously noted, Fairfield began sales efforts in December 1994 at its destination sites located in Orlando, Florida and Nashville, Tennessee. The results of operations for 1994 reflect $1.0 million in start-up expenses associated with these sites (included in "Other expenses" in the 1994 Consolidated Statement of Earnings). These expenses resulted from costs associated with establishing marketing operations in both projects prior to commencement of the prime selling season, which normally corresponds with Fairfield's second and third quarters.

LIQUIDITY AND CAPITAL RESOURCES

  Fairfield offers financing for its vacation ownership and lot sales, resulting in the creation of installment contracts receivable which produce cash flows as payments are received. Certain costs have been historically funded to support these sales (primarily development and marketing costs) from operating cash flows, borrowings and asset sales, including sales of contracts receivable. Fairfield historically has relied upon these sources of funds to finance timing differences between incurring the costs to develop and market its real estate products and receiving the proceeds from the sale of such products. In the recent past, Fairfield has obtained borrowed funds primarily through various revolving credit agreements and, in its effort to lower the costs of borrowed funds and maintain borrowing availability under its credit facilities, began to securitize its contracts receivable. Fairfield expects to finance its short and long-term cash needs from (i) the net proceeds of this offering, (ii) contract payments generated from its contracts receivable portfolio, (iii) operating cash flows, (iv) borrowings under its credit facilities and securitization program as described below and (v) future financings, including additional securitizations of contracts receivable.

  At September 30, 1996, Fairfield had no borrowings outstanding under its Amended and Restated Revolving Credit Agreement (the "FCI Agreement") with FNBB. The FCI Agreement provides for revolving loans of up to $25.0 million, including up to $7.0 million for letters of credit. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FCI Agreement. At September 30, 1996, Fairfield had borrowing availability under the FCI Agreement of $24.2 million, net of outstanding letters of credit totaling $0.8 million.

  At September 30, 1996, FAC had borrowings outstanding of $24.7 million under its Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement") with FNBB. The FAC Agreement provides for revolving loans of up to $35.0 million, including up to $1.0 million for letters of credit. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FAC Agreement, with Fairfield being a guarantor pursuant to the FAC Agreement. At September 30, 1996, FAC had borrowing availability of $1.0 million under the FAC Agreement.

  In October 1996, Fairfield Capital Corporation ("FCC"), a wholly owned subsidiary of FAC, amended its credit agreement (the "FCC Agreement") to provide for additional borrowings of up to $80.0 million for the purchase of contracts receivable from FAC pursuant to the Amended and Restated Receivables Purchase Agreement, among Fairfield as originator, FAC as seller and FCC as purchaser. The initial purchase of contracts receivable and the respective funding under the FCC Agreement resulted in borrowings totaling $24.1 million, of which $22.9 million was used to reduce borrowings under FAC's revolving credit agreement and $1.2 million was used primarily to pay transaction fees. Borrowings under the FCC Agreement mature principally within 84 months and bear interest at varying rates, based on commercial paper rates, subject to an interest rate cap of 9.2%. The FCC Agreement provides for two additional fundings of up to a total of $55.0 million during the following twelve months. Upon completion of this transaction and following Fairfield's sale of additional contracts receivable to FAC, Fairfield and FAC had borrowing availability under their credit facilities in excess of $40.0 million.

  In the future, Fairfield may negotiate additional credit facilities or issue corporate debt or equity securities, the proceeds of which could be used to finance acquisitions, refinance debt or for other general corporate purposes. Any debt incurred or issued by Fairfield may be secured or unsecured, bear interest at fixed or variable rates and be subject to such other terms as management deems prudent.

QUARTERLY COMPARISONS

  The following table sets forth certain quarterly operating data for each of the four quarters in 1994 and 1995 and the first three quarters in 1996. Although this quarterly information is unaudited, it has been prepared on the same basis as Fairfield's audited financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period and reflect fluctuations as a result of, among other things, the seasonal nature of Fairfield's resort locations. See "--Seasonality."

                                        1994                             1995                        1996
                         ---------------------------------- ------------------------------- -----------------------
                          FIRST  SECOND    THIRD    FOURTH   FIRST  SECOND   THIRD  FOURTH   FIRST  SECOND   THIRD
                         QUARTER QUARTER QUARTER(1) QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER
                         ------- ------- ---------- ------- ------- ------- ------- ------- ------- ------- -------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues.......... $18,607 $29,518  $37,512   $26,117 $24,559 $37,789 $42,949 $36,854 $30,210 $49,008 $49,696
Total expenses..........  17,067  25,698   28,714    25,128  24,314  33,544  37,700  33,555  27,067  40,898  41,094
                         ------- -------  -------   ------- ------- ------- ------- ------- ------- ------- -------
Earnings before
 provision for income
 taxes..................   1,540   3,820    8,798       989     245   4,245   5,249   3,299   3,143   8,110   8,602
Provision for income
 taxes..................     462   1,146    1,079       191      93   1,613   1,995   1,308   1,250   3,171   3,389
                         ------- -------  -------   ------- ------- ------- ------- ------- ------- ------- -------
Net earnings............ $ 1,078 $ 2,674  $ 7,719   $   798 $   152 $ 2,632 $ 3,254 $ 1,991 $ 1,893 $ 4,939 $ 5,213
                         ======= =======  =======   ======= ======= ======= ======= ======= ======= ======= =======
Net earnings per share:
Primary................. $   .10 $   .24  $   .70   $   .07 $   .01 $   .24 $   .29 $   .18 $   .17 $   .44 $   .46
                         ======= =======  =======   ======= ======= ======= ======= ======= ======= ======= =======
Fully diluted........... $   .09 $   .23  $   .66   $   .07 $   .01 $   .23 $   .28 $   .17 $   .16 $   .41 $   .43
                         ======= =======  =======   ======= ======= ======= ======= ======= ======= ======= =======

--------
(1) Revenues in the third quarter of 1994 include a non-taxable gain of $5.2 million related to the sale of First Federal.

PROVISION FOR INCOME TAXES

  Fairfield provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities and enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Additionally, under SFAS No. 109, a valuation allowance must be established for deferred tax assets if, based on available evidence, it is "more likely than not" that all or a portion of the deferred tax assets will not be realized.

  As of June 30, 1992, Fairfield implemented the recommended accounting for entities emerging from reorganization set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," issued by the American Institute of Certified Public Accountants ("Fresh Start Reporting"). Fresh Start Reporting requires Fairfield to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as additions to paid-in capital. Fairfield recorded benefits from the utilization of pre-confirmation tax attributes totaling $10.0 million, $6.3 million, $7.5 million and $3.0 million for the nine months ended September 30, 1996 and for the years ended December 31, 1995, 1994 and 1993, respectively.

  At September 30, 1996, Fairfield had net operating loss carryforwards totaling $59.0 million which reflect the amount available to offset taxable income in the current and future periods. Under limitations imposed by Internal Revenue Code Section 382 ("Section 382"), certain potential changes in ownership of Fairfield, which may be outside Fairfield's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three year period, taking into consideration filings with the Securities and Exchange Commission (the "Commission") on Schedules 13D and 13G by holders of more than 5% of the Common Stock, whether involving the acquisition or disposition of Common Stock, may impose a material limitation on Fairfield's use of these carryforwards. At September 30, 1996, available carryovers, if not utilized, expire as follows: 2005--$12.6 million; 2006--$7.8 million; 2007--$13.9 million; 2008--$5.4 million; 2009--$3.2 million; and 2010--$16.1 million.

  Prior to 1994, Fairfield's deferred tax assets were reduced by a 100% valuation allowance based on the lack of a historical earnings record for Fairfield and the uncertainty as to the potential limitations that could have been imposed under Section 382 during the two-year period following the effective date of the plans of reorganization. In 1994, management determined that it was more likely than not that a portion of the deferred tax assets would be realized. Management concluded that Fairfield had not undergone an ownership change as defined under Section 382 during the two-year period following the effective date of the plans of reorganization and would therefore realize a certain portion of the deferred tax assets through (i) future taxable earnings and (ii) the reversal of deferred tax liabilities during periods in which Fairfield has available net operating loss carryforwards and other deductible temporary differences.

  Fairfield has reported operating earnings since the effective date of the plans of reorganization and management believes that it is more likely than not that future taxable earnings will be sufficient to realize a portion, if not all, of the tax benefits associated with the future deductible temporary differences and net operating loss carryforwards prior to their expiration. Reductions in the valuation allowance were based on (i) current realization of certain prior year deferred tax liabilities, (ii) offset of deferred tax assets against remaining deferred tax liabilities and (iii) utilization of deferred tax assets to offset estimated taxable earnings for the following year. Management believes that its projections of the following year's earnings are achievable and provide adequate support for reducing the valuation allowance. Future realization of the remaining unrealized deferred tax assets will depend principally on Fairfield's ability to generate taxable earnings sufficient to offset net operating losses and deductions for temporary differences which comprise these assets. To the extent this realization of tax assets occurs, substantially all of the valuation allowance, totaling $10.4 million at September 30, 1996, will be eliminated and an equal amount credited to paid-in capital.

SEASONALITY

  Fairfield historically has experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net income from the sale of VOIs, which have been generally higher in the second and third quarters. This seasonality may cause significant fluctuations in the quarterly operating results of Fairfield. Furthermore, due to the timing of construction of future VOI inventory and Fairfield's use of the percentage of completion method of accounting for recognizing revenues and related expenses, additional material fluctuations in operating results may occur.

IMPACT OF INFLATION

  Although inflation has slowed in recent years, it is still a factor in the economy, and Fairfield continues to seek ways to mitigate its impact. In general, to the extent permitted by competition, Fairfield passes increased costs on to its customers through increased sales prices. The value of a land parcel is determined by factors such as location, zoning, topography and, perhaps most importantly, plans for its ultimate use. As some of these factors change, sometimes as a result of Fairfield's own actions, the value of the land may increase or decrease independently of inflationary pressures. Management believes that capitalizing interest on land during development reasonably provides for increases in land value due to inflation. Due to Fairfield's relatively high turnover rate in VOIs and lots, historical costs closely approximate current costs.

                                   BUSINESS

GENERAL

  Fairfield is the largest vacation ownership company in the United States in terms of property owners and vacation ownership units constructed. Fairfield's 15 resorts are located in 11 states; five resorts are Destination Resorts and 10 resorts are Regional Resorts. Fairfield's principal business is selling VOIs, commonly known as timeshares, primarily through its innovative points-based vacation system, FairShare Plus(R). Fairfield also offers financing for VOI purchases, which results in the creation of high-quality, medium-term contracts receivable with attractive yields. Fairfield intends to continue to grow its timeshare business by developing new and existing timeshare resorts in destination locations, expanding its sales and marketing programs, and making strategic acquisitions.

  Since 1980, Fairfield has sold more than $1.0 billion of VOIs. Fairfield's net revenue from sales of VOIs has increased from $33.5 million in 1993 to $85.5 million in 1995. Fairfield had net revenues from VOI sales of $63.5 million and $84.5 million for the nine-month periods ended September 30, 1995 and 1996, respectively. At September 30, 1996, Fairfield had undeveloped property at its Destination Resorts on which the present master plans provide for approximately 816 additional units, which if sold at current prices would represent approximately $544 million in sales. Fairfield's interest income from its financing activities totaled $19.1 million and $14.6 million in 1995 and the nine-month period ended September 30, 1996, respectively. At September 30, 1996, Fairfield had a portfolio of approximately 43,400 contracts receivable amounting to $149.4 million with outstanding borrowings of $62.3 million secured by the contracts receivable. These contracts receivable had a weighted average maturity of approximately five years and a weighted average interest rate of 13.6%, compared to a weighted average cost of funds of 8.8% at September 30, 1996.

THE TIMESHARE INDUSTRY

  The resort component of the vacation industry is serviced primarily by two alternatives for overnight accommodations: commercial lodging establishments and timeshares, or "vacation ownership" resorts. Commercial lodging consists of hotels and motels in which a room is rented on a nightly, weekly or monthly basis for the duration of the visit and is supplemented by rentals of privately-owned condominium units or homes. For many vacationers, particularly those with families, a lengthy stay at a quality commercial lodging establishment can be very expensive, and the space provided to the guest is not convenient for an extended stay. In addition, room rates and availability at such establishments are subject to change periodically.

  First introduced in Europe in the mid-1960s, timeshare ownership has been one of the fastest growing segments of the hospitality industry over the past two decades. During the 15 years ended 1994 (the most recent year for which statistics are available), the total annual sales volume for the timeshare industry increased from $490 million to $4.76 billion. Despite the growth in the timeshare industry, VOI ownership has achieved only an approximate 3.0% market penetration among United States households with income above $35,000 per year and 3.9% market penetration among United States households with income above $50,000 per year.

  The three primary reasons cited by consumers in 1995 for purchasing a VOI are (i) certainty of quality accommodations (cited by 83% of purchasers), (ii) the ability to exchange the VOI for accommodations at other resorts (cited by 81% of purchasers) and (iii) the money savings over traditional resort vacations (cited by 77% of purchasers). VOI buyers have a high rate of repeat purchases: approximately 43% of all VOI owners own more than one interval, representing approximately 68% of the industry inventory, and approximately 53% of all owners who bought their first VOI before 1986 have since purchased a second VOI. In addition, customer satisfaction increases with length of ownership, age, income, multiple location ownership and accessibility to timeshare exchange networks.

  The prime market for VOIs is customers in the 40-55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The median annual household income of current VOI owners in the United States is approximately $66,000 with approximately 39% and 19% of all VOI owners having annual household incomes in excess of $75,000 and $100,000, respectively. As a result, Fairfield believes that opportunities for continued expansion of the timeshare market are enhanced by the "baby boom generation" having entered the 40-55 year age bracket (the age group which purchases the most VOIs) and low market penetration of VOI ownership among United States households.

  Fairfield believes that the timeshare industry has benefited recently from increased consumer acceptance of the timeshare concept due in part to effective governmental regulation of the industry, increased vacation flexibility resulting from the growth of VOI exchange networks, the entry into the industry by national lodging and hospitality companies such as Marriott International, Inc., The Walt Disney Company, Hilton Hotels Corporation and Hyatt Corporation, the announcements by Radisson Hotels Worldwide and Promus Hotels Corporation of their plans to enter the timeshare business or offer franchise arrangements in the industry and the announcement by HFS Incorporated of its proposed acquisition of RCI.

  The timeshare industry traditionally has been highly fragmented with a very large number of local and regional resort developers and operators, each with small resort holdings generally of differing quality. Brand name lodging companies are believed by Fairfield to have less than 10% of the timeshare market. Fairfield believes that the industry will experience consolidation as only large and financially strong companies will be able to (i) satisfy increasing customer demand for higher quality resorts, (ii) ensure that customers can exchange their vacation ownership products for other desirable accommodations, seasons, and types of vacation experiences, and (iii) maintain favorable margins and obtain financing on competitive terms.

  Fairfield believes that it is well positioned to take advantage of these demographic and industry trends and to satisfy changing customer demand. Fairfield was one of the leaders in developing an innovative points-based vacation system, which Fairfield believes represents the next generation of vacation ownership products. Fairfield's points-based system, FairShare Plus(R), responds to VOI owners' desires for greater flexibility to vary location, season, length of stay, and size and type of unit. In addition, the prices of Fairfield's VOIs typically range from $5,700 to $17,200 per Equivalent Week, with an average sales price for the nine-month period ended September 30, 1996 of approximately $12,300 per Equivalent Week. Because of its pricing structure, Fairfield's target market consists of approximately 48 million households, which is believed to be broader than the segments of the timeshare market targeted by most of the national lodging and hospitality companies. Fairfield also believes that the high quality of its resorts provides it with a competitive advantage when potential customers evaluate the vacation opportunities available through Fairfield. Of Fairfield's 15 resorts, 11 have been awarded the Gold Crown Resort Designation, the highest level of distinction, from RCI.

  Because traditional mortgage lenders do not finance purchases of timeshares, most developers in the timeshare industry find it necessary to provide financing to their purchasers. Fairfield offers financing to customers and earns attractive yields on the related contracts receivable. Fairfield's ability to generate high-quality contracts receivable allows Fairfield to obtain traditional bank financing and to securitize those contracts receivable in the capital markets. Securitizing its contracts receivable affords Fairfield a low cost of funds and allows it to maintain its borrowing availability under its credit facilities. Fairfield also believes that its strong balance sheet, further enhanced by this offering, and access to the public and private capital markets will permit it to take advantage of attractive acquisition opportunities that may occur as a result of industry consolidation.

POINTS-BASED VACATION SYSTEM

  Historically, a timeshare owner purchased a fixed week vacation at a particular location and in a specific unit during a particular week. As an initial response to timeshare owners' desires to vacation at different locations and during different seasons, a number of exchange programs were created. As a member of these programs, a VOI owner could exchange his or her VOI for a week at a different resort. Fairfield created its own fixed week exchange network, known as FAX, to facilitate exchanges among owners of different VOI weeks at Fairfield's resorts. The RCI exchange network, which is the largest fixed week exchange program, was developed to facilitate exchanges among owners of fixed week VOIs at unrelated resorts. Under these traditional programs the VOI owner is generally limited to exchanging full weeks and has only limited opportunities to exchange a low demand week or location for a high demand week or location or a smaller unit for a larger unit and receives no benefit for the residual difference of a high value week exchanged for a lower value week.

  In response to VOI owners' demand for even greater flexibility, Fairfield was a leader in introducing the next generation of vacation ownership products under which a VOI owner purchases a deeded real estate interest in one or more vacation ownership units with a corresponding annual allotment of points that may be used to customize the owner's annual vacation experience through the FairShare Plus(R) reservation system. Through the FairShare Plus(R) vacation system, a Fairfield VOI owner is not limited to applying his or her points at a single location but can apply the annual points for a single extended stay or several shorter stay vacations at any location or type of unit or during any season desired by the customer in accordance with established exchange rates. To achieve maximum flexibility, a VOI owner may under certain circumstances borrow future years' points or rent points for a fee to obtain his or her desired vacation.

  As part of the sales presentation, Fairfield's sales personnel identify the type of vacation experience desired by a customer based on, among other factors, the customer's vacation patterns, household income and lifestyle. This allows the customer to purchase a VOI having an annual allotment of points that will provide the desired type of vacation experience. The Fairshare Plus(R) vacation system allows Fairfield to offer VOIs that can be customized to satisfy the demands of each segment of the broad timeshare market. Moreover, VOI owners can upgrade their vacation experience by acquiring additional VOIs with an allotment of points, which, when combined with the owners' existing allotment of points, will permit them to increase their length of stay, use more luxurious units, or visit resorts in higher demand periods. Because of this flexibility, the FairShare Plus(R) vacation system can accommodate changes in owners' lifestyles.

  To further enhance the scope of vacation opportunities available through FairShare Plus(R), Fairfield has entered into associations with other resorts and also provides vacations on a number of major cruise lines, to increase the locations and types of vacations available to its VOI owners. In addition, the points-based system can still be used in traditional fixed week exchange programs such as FAX and RCI. Moreover, if a VOI owner does not use all of his or her annual allotment of points in an exchange, the VOI owner can use the remaining points in the FairShare Plus(R) vacation system. As part of a customer's purchase of a FairShare Plus(R) VOI, Fairfield pays the initial membership fee for the purchaser to join RCI. Thereafter, each FairShare Plus(R) VOI owner maintains his or her RCI membership as part of the annual fee payable under the FairShare Plus(R) vacation system.

  Fairfield believes it enjoys a competitive advantage because many of its competitors could not offer a vacation ownership product similar to FairShare Plus(R) unless they were to expend significant capital to (i) create a portfolio of locations at which a VOI owner would have a variety of vacation opportunities and be given credit for the residual value of an exchange and
(ii) implement the necessary infrastructure to manage an exchange program. Fairfield believes many of its less capitalized competitors do not have sufficient resources to offer such a system and will be forced to continue offering less flexible fixed week products. Moreover, the development of a points-based vacation system has enabled Fairfield to (i) more rapidly expand its marketing and sales efforts by opening off-site sales offices in population centers remote from its resorts, (ii) maintain successful sales operations at its Regional Resorts where Fairfield is not currently constructing inventory, and (iii) sell more effectively at Destination Resorts.

BUSINESS STRATEGY

  Fairfield's objective is to be the leading provider of innovative, high-quality vacation experiences in the timeshare industry to the broadest spectrum of households throughout the United States. To capitalize on its innovative FairShare Plus(R) vacation system and to achieve its objective, Fairfield intends to (i) acquire and develop properties in destination locations, (ii) expand sales and more efficiently focus its marketing programs to prospective buyers, and (iii) pursue acquisitions of other timeshare operations that would complement Fairfield's operations.

 Acquire and Develop Properties in Destination Locations

  Since its reorganization, Fairfield has focused its business on the acquisition and development of properties at destination locations with popular vacation attractions. Fairfield's focus on developing Destination Resorts reduces the need for developing large-scale amenities to attract vacationers, thereby lowering development expenses and reducing development risk. More importantly, the large tourist draws of major destinations provide Fairfield's sales offices with a steady source of potential customers.

  At September 30, 1996, Fairfield had undeveloped property at its five Destination Resorts on which the present master plans for those resorts provide for approximately 816 additional units, which if sold at current prices would result in approximately $544 million of sales. In addition to developing its existing Destination Resorts, Fairfield intends to acquire and develop approximately one to two additional Destination Resorts each year. Fairfield seeks to develop VOI units in phases at each resort as market demand confirms the need for additional VOIs. This approach matches the types of units with customer demand at a resort. It also results in lower operating costs and reduces the risk of overbuilding the number and types of units not desired by VOI owners. Fairfield also intends to develop limited numbers of units at its Regional Resorts as needed to satisfy customer demand.

 Expand Sales and Marketing Programs

  Fairfield continually monitors and evaluates its sales and marketing programs to determine the most effective means of achieving its business objective. As a result of its FairShare Plus(R) vacation system, exchange programs and multiple resorts, Fairfield expects to market and sell its vacation products through highly effective means that are not available to all of its competitors, such as through off-site sales programs, affiliations with other providers of vacation products and the management of resorts.

  Sales Offices. Fairfield's primary means of selling VOIs is through on-site sales offices at each of its existing resorts. Fairfield's on-site sales presence is its most valuable and efficient means of selling VOIs because the customer's on-site visit permits the customer to personally experience the resort's vacation opportunities.

  While a customer's visit to a property is especially critical to the sale of a fixed week product, customers are more open to purchasing FairShare Plus(R) vacation system VOIs without visiting a property because the sales presentation is able to focus on the vacation experience provided by Fairfield's resort system and third party exchange networks (e.g., RCI). As a result, Fairfield has been able to expand its marketing and sales efforts by opening off-site sales offices in high population areas and maintain sales offices at Regional Resorts that no longer have VOI inventory. Fairfield's off-site sales offices are not dependent on the development of a related resort and, as a result, can be established quickly and with less capital investment. In addition, because the off-site sales offices are not as dependent on seasonal vacationers, they are expected to help mitigate the seasonality of Fairfield's quarterly revenues. At September 30, 1996, Fairfield had three off-site sales offices, located in Charlotte and Greensboro, North Carolina and Atlanta, Georgia, and was establishing two additional off-site sales offices in Washington, D.C. and St. Louis, Missouri.

  Each of Fairfield's existing sales offices offers VOIs that are deeded interests in a Fairfield resort. The net sales revenues by type of sales office are summarized below.

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                              YEAR ENDED     -----------------
                                           DECEMBER 31, 1995   1995     1996
                                           ----------------- -------- --------
                                                     (IN THOUSANDS)
   Destination Resort sales offices (five
    offices).............................       $62,525      $ 46,155 $ 58,292
   Regional Resort sales offices (ten
    offices).............................        15,946        11,984   17,964
   Off-site sales offices(1).............         6,989         5,320    8,204
                                                -------      -------- --------
                                                $85,460      $ 63,459 $ 84,460
                                                =======      ======== ========

--------
(1) Includes two off-site sales offices in 1995 and three off-site sales offices for the nine-month period ended September 30, 1996, including one off-site sales office which did not initiate sales until the second quarter of 1996.

  Affiliations. In 1996, Fairfield began to implement a timeshare resort affiliation strategy that offers Fairfield's points-based system and reservation system to non-Fairfield developed timeshare resorts. Fairfield is presently in various stages of negotiations with several timeshare developers to enter into affiliation arrangements. These arrangements are expected to be similar to the relationships that exist between hotel franchising companies and individual hotel owners who enter into franchise agreements that provide for central reservation systems and other services to the hotel properties. Under the affiliation arrangements, Fairfield is expected to receive a fee for providing these benefits. The affiliation arrangements are intended to provide an additional source of potential VOI purchasers visiting Fairfield's resorts to whom Fairfield's on-site sales personnel can market Fairfield's vacation products. However, there can be no assurance that Fairfield will be able to finalize the present negotiations on favorable terms to Fairfield or at all.

  Management Contracts. Fairfield seeks to maintain the management of a resort after all of the VOIs at the resort have been sold and the related common areas and amenities have been transferred to the property owners associations. This continued on-site management provides greater assurance that the quality of the vacation ownership units will be maintained, which in turn enhances the vacation experience of the VOI owners and others visiting the units. Fairfield presently manages approximately 2,100 units at its existing resorts. On-site management enhances Fairfield's ability to market additional Fairfield VOIs to its existing VOI owners and provides the opportunity to market Fairfield products to visitors who may be guests of the VOI owners or who are visiting the Fairfield site as result of an exchange through RCI or another network. Fairfield's experience has demonstrated that the potential VOI purchaser with the lowest marketing cost is an existing owner or a person who is referred by, or a guest of, an existing owner. Fairfield is also pursuing management contracts with other developers and property owners associations to gain further access to potential customers.

 Pursue Strategic Acquisitions of Timeshare Operations

  Fairfield regularly evaluates other timeshare businesses for potential acquisition opportunities. Fairfield believes that the timeshare industry is highly fragmented, with many of North America's approximately 2,000 timeshare resorts owned by small, regional companies. Fairfield expects that current market trends will cause consolidation in the timeshare industry and intends to take advantage of favorable opportunities. Fairfield will evaluate each opportunity on the basis of expected financial benefits, quality and location of resorts, property owner base, quality of contracts receivable, experience of sales personnel and other factors. Fairfield also believes that its strong balance sheet, further enhanced by this offering, and access to the public and private capital markets will permit it to take advantage of attractive acquisition opportunities that may occur as a result of industry consolidation. While Fairfield intends to pursue potential acquisitions, there can be no assurance that it will be able to complete any acquisition on terms favorable to Fairfield or at all.

SALES AND MARKETING

  Fairfield believes that its points-based vacation system, FairShare Plus(R), and geographically diverse resorts and associations are important to the success of its on-site and off-site sales operations as they allow sales personnel the opportunity to sell a vacation experience that can be used in any of Fairfield's existing locations or associated locations.

  Fairfield employs a variety of traditional marketing programs to generate prospects for its sales effort, which include targeted mailings and telemarketing, off-premise contact programs, in-house programs, overnight mini-vacation packages, relationship/database marketing, certificate programs, seminars, and various destination-specific local marketing efforts. Additionally, incentive premiums are offered to guests to encourage resort tours, in the form of entertainment tickets, hotel stays, gift certificates and free meals. Fairfield's sales process is tailored to each prospective VOI purchaser based upon the marketing program that brought the prospective purchaser to the resort or off-site sales office for a sales presentation.

  In 1993, Fairfield initiated the innovative Discovery Vacation program, which allows Fairfield the opportunity to demonstrate the benefits of the FairShare Plus(R) vacation system to a potential customer who did not initially purchase a VOI during a sales presentation. Under the Discovery Vacation program, a customer purchases a one-year trial membership in the FairShare Plus(R) vacation system. While the customer is visiting the Fairfield resort during his or her Discovery Vacation, Fairfield's on-site sales personnel seek to further market Fairfield's vacation experiences to the customer. If the customer elects to purchase a VOI during the Discovery Vacation, then a portion of the customer's payment for the Discovery Vacation can, under certain circumstances, be applied to the purchase price of the VOI. The financing for the customer's Discovery Vacation is intended to be structured to have a comparable monthly payment to that required to purchase an entry-level VOI. Because participants in the Discovery Vacation program have the opportunity to experience a vacation available at Fairfield's resorts before making a purchase decision and as a result of the timely marketing efforts of Fairfield's on-site personnel, Fairfield has experienced a higher sales rate among participants in the Discovery Vacation program than in any of its other marketing programs. Moreover, much of Fairfield's costs of initially marketing to Discovery Vacation participants is recovered from the purchase price of the Discovery Vacation and any additional sales effort toward that person requires little additional cost. Fairfield sold approximately 900, 2,300, 5,100 and 6,500 Discovery Vacations during 1993, 1994, 1995 and the nine-month period ended September 30, 1996, respectively. The 1995 and 1996 purchasers who have not yet taken their Discovery Vacations represent potential purchasers of Fairfield VOIs who are expected to be more likely to purchase a VOI with little additional marketing cost incurred by Fairfield.

CUSTOMER FINANCING

  Most people who buy VOIs from Fairfield finance their purchase through Fairfield. Fairfield presently offers financing generally for 7-year terms with a 15% down payment and interest rates predominantly ranging from 14.4% to 15.9% for those who elect payment by automatic drafts and 15.4% to 16.9% for those who do not make that election. Of those customers requiring financing, approximately 87% agree to automatic drafts from their checking accounts to pay the monthly payment. Fairfield believes that the medium-term amortization period and the above industry average down payment amount of its contracts receivable reduces the likelihood of default and increases the quality of the contracts receivable, thereby enhancing Fairfield's ability to finance and securitize the receivables. At September 30, 1996, approximately 2.5% of Fairfield's contracts receivable were considered by Fairfield to be delinquent (past due by 30 or more days).

  At September 30, 1996, Fairfield had approximately 43,400 contracts receivable amounting to $149.4 million with a weighted average maturity of approximately five years and a weighted average interest rate of 13.6%. The spread between the rates Fairfield receives on the contracts receivable and the rate it pays for financing results in additional earnings to Fairfield. Of its $149.4 million in contracts receivable at September 30, 1996, Fairfield had associated debt against the receivables of $62.3 million with a weighted average cost of funds of 8.8%.

FAIRFIELD'S RESORTS

  Fairfield's resort holdings spread across some of America's most desired resort destinations, including Williamsburg, Virginia; Myrtle Beach, South Carolina; Nashville, Tennessee; Orlando, Florida; and Branson, Missouri. Fairfield's resorts offer a wide range of accommodations, from studios with mini-kitchens to one-, two- or three-bedroom villas with full kitchens, fireplaces, VCRs and stereos, washers, dryers and whirlpool tubs. Eleven of Fairfield's resorts (including its five Destination Resorts) have been awarded the Gold Crown Resort Designation, the highest level of distinction, from RCI. At September 30, 1996, Fairfield had undeveloped property at its Destination Resorts on which the present master plans for those resorts provide for approximately 816 additional units, which if sold at current prices would represent approximately $544 million in sales.

  The following table sets forth certain information as of September 30, 1996 regarding each of Fairfield's resorts:

                                                 COMPLETED    UNITS     ADDITIONAL
                                          DATE   UNITS AT     UNDER       UNITS
    PROPERTY             LOCATION       ACQUIRED  RESORT   CONSTRUCTION  PLANNED
    --------             --------       -------- --------- ------------ ----------
   DESTINATION
    RESORTS
    Fairfield       Branson, MO
     Branson*                             1993        70        32         184
    Fairfield       Myrtle Beach, SC
     Myrtle Beach*                        1988       103        27         105
    Fairfield       Nashville, TN         1994        15        15         224
     Nashville at
     Music City,
     USA
    Fairfield       Kissimmee, FL         1994        42        12         190
     Orlando at
     Cypress Palms
    Fairfield       Williamsburg, VA
     Williamsburg*                        1985       393        22         113
                                                   -----       ---         ---
     Subtotals                                       623       108         816
                                                   -----       ---         ---
   REGIONAL
    RESORTS
    Fairfield Bay   Fairfield Bay, AR     1966       217        **          **
    Fairfield       Flagstaff, AZ
     Flagstaff                            1981       125        **          **
    Fairfield       Fairfield Glade, TN
     Glade                                1970       358        **          **
    Harbortown      Ventura, CA
     Point                                1985        57        **          **
    Fairfield       New Bern, NC
     Harbour                              1977       207        **          **
    Fairfield       Lake Lure, NC
     Mountains                            1977       215        **          **
    Fairfield       Edisto Island, SC
     Ocean Ridge                          1983       154        **          32
    Fairfield       Pagosa Springs, CO
     Pagosa                               1983       172         4          16
    Fairfield       Villa Rica, GA
     Plantation                           1977        80        **          **
    Fairfield       Sapphire, NC
     Sapphire
     Valley                               1981       194        **          **
                                                   -----       ---         ---
     Subtotals                                     1,779         4          48
                                                   -----       ---         ---
       Totals                                      2,402       112         864
                                                   =====       ===         ===

--------
 * Includes two developments.
** No additional construction or development presently occurring or planned.

DESTINATION RESORTS

 Fairfield Branson

  Branson, MO--Branson is now hailed as America's Country Music Show Capital. This music mecca entertains millions of fans and families drawing some of the biggest names in country and bluegrass music year-round. Fairfield Branson at the Falls, Fairfield's original Branson development has 54 units. The second Branson development, Fairfield Branson at the Meadows, is partially completed with a planned 232-unit capacity when fully developed. As of September 30, 1996, Fairfield Branson at the Meadows had 16 units completed and 32 units under construction. Both developments provide convenient access to the 10-mile stretch of Highway 76 where over 30 indoor theaters provide non-stop entertainment. The Branson/Lakes area also offers boating, fishing, swimming, waterskiing, sailing, scuba diving and parasailing on three beautiful lakes-- Table Rock, Lake Taneycomo and Bull Shoals, all complemented by popular shopping, dining and museums. Theme parks such as Silver Dollar City and White Water are among other family attractions in the area.

 Fairfield Myrtle Beach

  Myrtle Beach, SC--Fairfield Westwinds, Fairfield's original Myrtle Beach area development, was built in 1989 in North Myrtle Beach. Fairfield Westwinds is a 10-story, 82-unit oceanfront luxury complex on the white-sand beaches of North Myrtle Beach. Fairfield's success with Fairfield Westwinds prompted Fairfield to develop SeaWatch Plantation as well. The 10-acre oceanfront resort at SeaWatch Plantation is zoned for approximately 640 units consisting of a mixture of condominiums and hotel units. The initial phase will include 97 units as well as a pool, lagoon and beach walk. The first building of the resort was completed in August 1996, and the entire first phase should be completed in 1999. The Myrtle Beach area, which was rated the second most popular drive destination in the United States by the Automobile Association of America Travel Service, averages more than 14 million visitors per year.

 Fairfield Nashville at Music City, USA

  Nashville, TN--Fairfield Nashville is located on 19 acres in the music center of Nashville, Tennessee, next to Opryland. When completed, the resort will offer approximately 254 units. At September 30, 1996, Fairfield Nashville had 15 units completed and 15 units under construction. Amenities at Fairfield Nashville include indoor and outdoor swimming pools, a health club, clubhouse, picnic tables, barbecue grills and playgrounds. As an estimated 10 million people visited Nashville in 1995, the location of this resort is consistent with Fairfield's strategy to expand its vacation ownership network in popular destination locations.

 Fairfield Orlando at Cypress Palms

  Kissimmee, FL--Fairfield Orlando at Cypress Palms is located in close proximity to this city's world famous attractions such as Walt Disney World(R) Resort, Epcot Center, MGM Studios, Universal Studios and Sea World. When completed, the resort will include 244 units, a pool and whirlpool spa. Currently, Fairfield Orlando has 42 units completed and 12 units under construction. Orlando and the surrounding areas also offer other major amusement parks, exhibits and attractions drawing visitors all year, many of whom are repeat visitors.

 Fairfield Williamsburg

  Williamsburg, VA--The multi-site resorts of Fairfield Williamsburg have 393 units completed and 22 units under construction just three miles from the world famous Colonial Williamsburg Historic Area. The resort, designed to complement the historic area, is located just 10 miles from Jamestown, the first English speaking settlement in North America, and 15 miles from Yorktown, where the last battle of the American Revolution was fought. Just three miles from the resort is the Busch Gardens amusement park.

REGIONAL RESORTS

 Fairfield Bay

  Fairfield Bay, AR--This family resort offers 217 units in the Ozark foothills. Mountain Ranch Golf Course is in the heart of the resort, and Fairfield Bay's lighted 10-court tennis center has been selected as one of the top tennis resorts in the United States by Tennis magazine. The Ozark National Forest is available for family hiking and camping, and the Ozark Folk Center features performances and craft shows and demonstrations year-round. Blanchard Springs Caverns, called "one of the greatest cave finds of the 20th century," is nearby, as are the nationally acclaimed trout fishing waters of the White and Little Red Rivers. Fairfield Bay is located on the 40,000-acre Greers Ferry Lake, which has over 300 miles of shoreline.

 Fairfield Flagstaff

  Flagstaff, AZ--Located in Arizona's cool high country, Fairfield Flagstaff provides 125 units in four seasons of resort vacationing. Fairfield Flagstaff is approximately 75 miles from the Grand Canyon and 25 miles from Sedona. Nearby Arizona Snowbowl offers a sky-ride in the summer, as well as downhill and cross-country skiing in the winter. The resort offers swimming, golf, tennis, horseback riding, and convenient shopping.

 Fairfield Glade

  Fairfield Glade, TN--Fairfield Glade offers one 27-hole and three 18-hole PGA championship golf courses. The resort has 358 units and is surrounded by 11 lakes. Hobby and social clubs, arts and crafts fairs, local shops and outlet malls are nearby, along with the Cumberland County Playhouse. Horseback riding and indoor and outdoor swimming pools and tennis courts are available to vacationers. Nearby attractions include the Fall Creek Falls and Cumberland Mountain State Parks, Great Smokey Mountains National Park, as well as Dolly Parton's Dollywood and the American Museums of Atomic Energy and Fine Arts.

 Harbortown Point

  Ventura, CA--Harbortown Point is located in Ventura Harbor, California, between Santa Barbara and Los Angeles and has 57 units. In addition to the many public beaches and water activities surrounding the resort, on-site facilities include a heated swimming pool and two glass-enclosed whirlpools. Year-round temperatures are in the 70s and 80s, with convenient outdoor shopping and dining. Channel Island National Park, the only aquatic national park in the continental United States, is just beyond the resort's docks. Harbortown Point's boat rentals include sailboats, fishing boats, paddle boats and boardsails.

 Fairfield Harbour

  New Bern, NC--The banks of the broad Neuse River are the setting for the 207 units of Fairfield Harbour. A scenic Venice-like canal system crisscrosses much of the community, and boat rentals, fishing cruises and golf are main attractions. Fairfield Harbour is surrounded by historical towns and attractions, such as Bath, incorporated in 1705 as the state's first town. Beaufort, founded in 1709, features excellent restoration of 18th and 19th century homes and businesses. Nearby Tryon Palace is a classical Georgian mansion that once served as the North Carolina capitol. The recreation center at Fairfield Harbour includes an indoor and outdoor pool, whirlpool spa, exercise room with sauna, miniature golf, playground, video game room and community center. The city of New Bern offers convenient shopping centers, marina facilities, fine restaurants and nightclubs.

 Fairfield Mountains

  Lake Lure, NC--This resort offers 215 units amid all of the beauty and pleasures of the Blue Ridge Mountains, just 45 miles east of Asheville, North Carolina. Lake Lure and Bald Mountain Lake both offer great bass fishing, as well as relaxing boating and beautiful private beaches. The Bald Mountain and Apple Valley golf courses are open year-round. Guided trips are available to Chimney Rock Park for hiking and exploring scenic caves and waterfalls, as well as white water rafting and boat cruises. Nearby attractions include Oconaluftee Indian Village, a replica of a Cherokee Indian Village, and the Biltmore House and Gardens, built in the 19th century.

 Fairfield Ocean Ridge

  Edisto Island, SC--Edisto Island, which is located 45 miles south of Charleston, South Carolina, is one of the least commercialized beaches in South Carolina. Fairfield Ocean Ridge has 154 units completed. Fairfield Ocean Ridge offers four tennis courts, an outdoor swimming pool, bicycle rental, miniature golf, and an 18-hole golf course that has been ranked by Golf magazine as one of South Carolina's 30 best. Shelling, swimming and sailing in the ocean are also main attractions at Fairfield Ocean Ridge.

 Fairfield Pagosa

  Pagosa Springs, CO--This resort has five lakes on the property and is bordered by two-and-a-half million acres of national forest and wilderness. The nearby Wolf Creek Ski Area is known for receiving the most snow in Colorado. On-site, Fairfield Pagosa has 172 units completed and four units under construction, 27 holes of golf, seven regulation tennis courts, mini-golf and other family activities. The resort's recreation center features an indoor pool, spa and racquetball courts, as well as fitness equipment and aerobics classes.

 Fairfield Plantation

  Villa Rica, GA--Fairfield Plantation is an entire resort community just 45 miles west of Atlanta, Georgia. The resort features 80 units. There are three lakes which provide fishing and water sports. The tennis center's courts are lighted for evening play, and there is an 18-hole golf course, a miniature golf course and a playground. For swimming, the resort has its own private beach and three outdoor pools.

 Fairfield Sapphire Valley

  Sapphire, NC--Fairfield Sapphire Valley includes 194 units. The resort lies in the foothills of the Blue Ridge Mountains, 60 miles south of Asheville, North Carolina. The Pisgah National Forest and Great Smokey Mountains National Park offer backpacking and other outdoor activities. The Horsepasture and the Tuckasegee Rivers are nearby and offer outstanding trout fishing and the Nantahala and Chattooga Rivers of western North Carolina offer white water rafting. Sapphire Stables provides horseback riders with excursions through the countryside. There is also skiing in the winter months and golf the rest of the year.

OTHER OPERATIONS

  While Fairfield has focused its long term strategy on its VOI business, it has continued its successful home and lot development operations (primarily at its Fairfield Glade resort). During 1995 and the nine months ended September 30, 1996, Fairfield had revenues of approximately $14.5 million and $14.0 million, respectively, from these operations. Fairfield expects to continue the same level of home and lot development operations at Fairfield Glade for the foreseeable future.

COMPETITION

  As Fairfield develops Destination Resorts, it may experience significant competition for sales personnel, favorable sites and customers at those resorts from other companies engaged in the business of resort development, sales and operation, including interval ownership, condominiums, hotels and motels. Beginning in 1984 with the successful entry of Marriott International, Inc. into the timeshare business, many of the world's most recognized lodging and hospitality companies have begun to develop and sell VOIs. Other major companies which now operate or are developing VOI resorts include The Walt Disney Company, Hilton Hotels Corporation and Hyatt Corporation. In addition, Radisson Hotels Worldwide and Promus Hotels Corporation have announced their intention to enter the timeshare business or offer franchise arrangements in the industry, and HFS Incorporated has announced its acquisition of RCI. These companies may possess significantly greater financial, marketing, personnel and other resources than those of Fairfield. Nevertheless, the industry remains highly fragmented with many of North America's approximately 2,000 timeshare resorts owned and operated by small, regional companies. Furthermore, there are many hotels and other vacation resorts in Fairfield's markets and other locations that provide competitive alternatives to the purchase of a VOI. Fairfield believes, however, that it has been able, and will continue, to compete effectively with these other companies.

DEVELOPMENT/REGULATION

  In certain of its developments, Fairfield engages in master planning of land and management of resort and conference facilities. Many state and local authorities have imposed restrictions and additional regulations on developers of VOIs and lots. Although these restrictions have generally increased the cost of selling VOIs and lots, Fairfield has not experienced material difficulties in complying with such regulations or operating within such restrictions. Fairfield provides certain purchasers with a "property report" designed to comply with the disclosure requirements of federal and state laws which contains, among other things, detailed information about the particular community, the development and the purchaser's rights and obligations as a VOI owner.

LEGAL PROCEEDINGS

  Fairfield is involved in various legal proceedings. See Note 13 of Notes to Consolidated Financial Statements for the year ended December 31, 1995, as supplemented below, for a discussion of certain of those proceedings.

  On October 2, 1996, the United States Court of Appeals for the Eighth Circuit affirmed in full the September 25, 1995 decision of the District Court upholding Fairfield's ownership of the Pagosa recreational amenities, including the golf courses at that resort, subject to a restrictive covenant allowing Pagosa property owners and their guests to use the recreational amenities. On or about October 11, 1996, the Pagosa Lakes Property Owners Association petitioned the Eighth Circuit for a rehearing of the case, asserting that the court in reaching its decision overlooked applicable case law and failed to decide a critical issue in the appeal. To date, the Eighth Circuit has taken no action with respect to the Petition for Rehearing.

                                  MANAGEMENT

  Fairfield's directors and executive officers, and their ages and positions with Fairfield as of the date of this Prospectus, are as follows:

     NAME                    AGE                        POSITION
     ----                    ---                        --------
   John W. McConnell.......   54 President and Chief Executive Officer; Director
   Marcel J. Dumeny........   46 Senior Vice President, General Counsel and Secretary
   Clayton G. Gring, Sr....   65 Senior Vice President and Chief Operating Officer
   Robert W. Howeth........   48 Senior Vice President and Chief Financial Officer
   Mark Nuzzo..............   45 Vice President of Property Management
   William G. Sell.........   43 Vice President, Controller and Chief Accounting Officer
   Les R. Baledge..........   39 Director
   Russell A. Belinsky.....   36 Director
   Ernest D. Bennett, III..   44 Director
   Philip L. Herrington....   44 Director
   Bryan D. Langton........   59 Director
   Charles D. Morgan, Jr...   53 Director
   William C. Scott........   59 Director

  John W. McConnell has been with Fairfield since 1986, serving as President and Chief Executive Officer of Fairfield since 1991, President and Chief Operating Officer from 1990 to 1991 and Senior Vice President and Chief Financial Officer prior thereto. He has been a Director of Fairfield since 1990.

  Marcel J. Dumeny has been with Fairfield since 1987, serving as Senior Vice President and General Counsel since 1989 and Senior Vice President/Law and Development prior thereto.

  Clayton G. Gring, Sr. has been with Fairfield since 1991, serving as Senior Vice President/Chief Operating Officer since January 1996 and Senior Vice President/Leisure Products Group prior thereto. Mr. Gring was self-employed from 1984 to 1991, specializing in the development and management of real estate properties, including resort communities and hospitality related properties.

  Robert W. Howeth has been with Fairfield since 1975, serving as Senior Vice President and Chief Financial Officer since April 1996, Senior Vice President, Chief Financial Officer, and Treasurer from 1994 to April 1996, Senior Vice President and Treasurer from 1993 to 1994 and Senior Vice President/Planning and Administration from 1990 to 1993.

  Mark Nuzzo has been with Fairfield since 1983, serving as Vice President of Property Management since December 1995 and as Vice President of Resort Operations from 1991 to December 1995.

  William G. Sell has been with Fairfield since 1981, serving as Vice President, Controller and Chief Accounting Officer since 1988.

  Les R. Baledge has been a Director of Fairfield since May 1996. He has been a member of the Rose Law Firm, a Professional Association since before 1991.

  Russell A. Belinsky has been a Director of Fairfield since 1992. He has been Managing Director of Chanin and Company, an investment banking company, since December 1994 and a director of Furr's/Bishop's, Inc., a restaurant company, since February 1996. Mr. Belinsky was Senior Vice President and Principal of Chanin and Company and Senior Vice President and principal of GTC Capital Partners from 1990 to December 1994 and an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1986 to 1990.

  Ernest D. Bennett, III has been a Director of Fairfield since 1992. He has been a partner at the law firm of Taylor, Philbin, Pigue, Marchetti and Bennett since June 1992. Mr. Bennett served as General Counsel at Robert Orr/Sysco Food Services Company from 1989 to May 1992, and was a partner at the law firm of Camp and Bennett from 1980 to 1989.

  Philip L. Herrington has been a Director of Fairfield since 1992. He has been President and Chief Executive Officer of Herrington, Inc., a private investment and business advisory firm involved in resort and real estate development and management, since 1986 and President and Chief Operating Officer of Destin Guardian Corporation, a real estate development company, since 1989.

  Bryan D. Langton has been a Director of Fairfield since May 1996. He has been President and Chief Executive Officer of Holiday Inns, Inc., an owner, franchiser and manager of hotels, since October 1996, Chairman of the Board of Directors of Holiday since February 1996, a director of Bass PLC, a hospitality, food, drink and electronic entertainment company and parent company of Holiday Inns, Inc., since 1985, a director of National Service Industries Inc., a textile rental, chemical, lighting equipment, insulation and envelope product and services company, since 1993, and a director of Caribiner International, Inc., a national producer of meetings, events, training programs and related business communication services, since 1996. Mr. Langton served as President and Chief Executive Officer of Holiday Inns, Inc. from February 1990 to March 1996 and is a director of Wachovia Bank of Georgia NA.

  Charles D. Morgan, Jr. has been a Director of Fairfield since May 1996. He has been President and Chief Executive Officer of Acxiom Corporation, a data processing, facilities management and software provider to the direct marketing, mail order, catalogue sales and publishing industries and to marketing firms engaged in prospect generation, since 1991 and a director of Boatmen's National Bank of Conway. Mr. Morgan was Chairman and Chief Executive Officer of Acxiom Corporation from 1975 to 1991 and Vice President of Acxiom Corporation from 1972 to 1975.

  William C. Scott has been a Director of Fairfield since 1992. He has been President and a director of Summit Care Corporation, a developer and operator of retirement and convalescent centers, since 1985.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock at October 23, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby by (i) each person known by Fairfield to own beneficially more than 5% of the Common Stock, (ii) each director, the chief executive officer and each of the four other most highly paid executive officers of Fairfield in 1995 who are currently executive officers of Fairfield, and (iii) all directors and executive officers of Fairfield as a group. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of October 23, 1996 which such person has the right to acquire within 60 days after that date.

                                                              PERCENTAGE OF
                                                              SHARES OWNED
                                                            ------------------
                                           NUMBER OF        PRIOR TO   AFTER
    STOCKHOLDER                           SHARES OWNED      OFFERING  OFFERING
    -----------                           ------------      --------  --------
   John W. McConnell.....................    278,000(a)        2.7%      2.5%
   Clayton G. Gring, Sr. ................     60,024(b)          *         *
   Marcel J. Dumeny......................    136,000(b)        1.3       1.2
   Robert W. Howeth......................     86,000(b)(c)       *         *
   Les R. Baledge........................    485,761(d)        4.8       4.4
   Russell A. Belinsky...................     13,000(e)          *         *
   Ernest D. Bennett, III................      9,000(e)          *         *
   Philip L. Herrington..................      9,000(e)          *         *
   Bryan D. Langton......................          0             0         0
   Charles D. Morgan, Jr. ...............     30,000             *
   William C. Scott......................     29,000(f)          *         *
   Physicians Insurance Company of
    Ohio(g)..............................  1,537,126          15.3       4.0
   All directors and executive officers
    as a group (13 persons)..............  1,172,785          11.2(h)   10.3

--------
 *  Less than 1%.
(a) Includes 150,000 shares which Mr. McConnell has the right to acquire (through the exercise of warrants) within 60 days after October 23, 1996 and 60,000 shares of restricted stock issuable under an agreement to satisfy Fairfield's obligations to pay certain amounts that otherwise would have been payable under Mr. McConnell's 1996 compensation arrangements. Includes 53,000 shares held by Mr. McConnell's wife, as to which Mr. McConnell disclaims beneficial ownership.
(b) Includes shares that each of the indicated persons has the right to acquire (through the exercise of warrants) within 60 days after October 23, 1996, as follows: Clayton G. Gring, Sr. (60,000), Marcel J. Dumeny (100,000), and Robert W. Howeth (60,000).
(c) Includes 24,200 shares held by Mr. Howeth's wife, as to which Mr. Howeth disclaims beneficial ownership, and 900 shares held in trust for Mr. Howeth's minor child.
(d) Includes 3,176 shares held directly and indirectly by Mr. Baledge's wife, as to which Mr. Baledge disclaims beneficial ownership.
(e) Includes 9,000 shares that each of the indicated persons has the right to acquire (through the exercise of warrants) within 60 days after October 23, 1996.
(f) Includes 9,000 shares which Mr. Scott has the right to acquire (through the exercise of warrants) within 60 days after October 23, 1996. Includes 20,000 shares held by Mr. Scott's wife, as to which Mr. Scott disclaims beneficial ownership.
(g) Physicians intends to sell in this offering 1,100,000 shares (1,400,000 shares if the overallotment option is exercised in full) of Common Stock beneficially owned by it. Percentages are calculated exclusive of the shares subject to the overallotment option. From May 1995 to September 1996, the Chairman of the Board of Directors of Physicians served as a director of Fairfield. Physicians' address is 13515 Yarmouth Drive, NW, Pickerington, Ohio 43147.
(h) Calculated based on 10,503,446 shares outstanding as of October 23, 1996, which includes 442,000 shares that the directors and executive officers have the right to acquire (through the exercise of warrants) within 60 days after October 23, 1996. The total amount of Common Stock to be issued and outstanding after resolution of all claims under the plan of reorganization will differ from the amount of Common Stock outstanding as of October 23, 1996. Consequently, the ownership interest of stockholders will be diluted. However, for purposes of calculating the net earnings per share data included herein, Fairfield has included the estimated shares to be issued based on the resolution of those claims.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  For many years, Fairfield has utilized the services of various outside attorneys, including Mr. Baledge, a senior member of the Rose Law Firm, a Professional Association. During 1995, Fairfield paid the firm approximately $782,000 for legal services and related disbursements.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Fairfield's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that the authorized capital stock of Fairfield consists of 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. Upon consummation of this offering, 13,356,741 shares of Common Stock will be issued and 10,961,446 shares outstanding, and no shares of Preferred Stock will be issued and outstanding.

COMMON STOCK

  Except as may otherwise be provided in a preferred stock designation, the holders of Common Stock are entitled to one vote per each share owned of record on matters submitted to a vote of the stockholders. The holders of Common Stock vote as a class with the holders of any of Fairfield's Series A Junior Participating Preferred Stock ("Series A Stock") issued under a Rights Agreement, as amended, between Fairfield and FNBB, as successor rights agent, (the "Rights Agreement"). The holders of the Common Stock have Rights under the Rights Agreement, associated with the Common Stock, to purchase Series A Stock, under certain circumstances. See "--Rights Agreement."

  Subject to any preferential rights that may be applicable to Preferred Stock, all shares of Common Stock rank equally as to participation in any property that may be available for distribution after satisfaction of all other claims in the event of any liquidation, dissolution or winding up of the affairs of Fairfield, whether voluntary or involuntary or otherwise, and as to such dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefor.

  It is not presently anticipated that any dividends will be paid on the Common Stock in the foreseeable future, and certain debt instruments of Fairfield expressly limit, or may have the effect of limiting, the amount of dividends payable by Fairfield. In particular, no dividends or other distributions may be paid on the Common Stock, other than dividends payable solely in shares of Common Stock, until certain loans made to Fairfield by FNBB, as agent on behalf of itself and such other participating lenders as may become party to the lending agreement, have been repaid in full, and no obligation remains to extend future loans. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

PREFERRED STOCK

  The Board is authorized to issue the shares of Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, relative powers, preferences, and rights and qualifications, limitations, or restrictions of all shares of such series, including without limitation voting powers, redemption provisions, dividend rates, rights upon dissolution, conversion rights and sinking fund provisions. Fairfield has reserved 1,000,000 shares of Preferred Stock for issuance of the Series A Stock. There are currently no shares of Series A Stock issued and outstanding. See "--Rights Agreement." The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deferring or preventing a change in control of Fairfield.

RIGHTS AGREEMENT

  In 1992, Fairfield adopted the Rights Agreement, which provides for the issuance of one Right for each outstanding share of Common Stock. The Rights, which entitle the holder to purchase from Fairfield one one-hundredth of a share of Series A Stock at $25 per share, become exercisable (i) ten business days after a person becomes the beneficial holder of 20% or more of the Common Stock or (ii) ten business days following the commencement of a tender or exchange offer for at least 20% of the Common Stock. Fairfield may redeem the Rights at $0.01 per right under certain circumstances. The Rights expire on September 1, 2002.

  The Rights may have the effect of discouraging an unsolicited takeover proposal. The Rights are intended to, among other objectives, (i) reduce Fairfield's vulnerability to potentially coercive or unfair takeover practices and takeover proposals that are inadequate or otherwise inconsistent with the best interests of Fairfield and its stockholders, (ii) encourage potential acquirors to negotiate with the Board, acting on behalf of Fairfield and its stockholders, (iii) enhance the bargaining position of the Board in such negotiations, (iv) provide additional time to the Board in which appropriately to evaluate and respond to an unsolicited takeover proposal, and (v) under appropriate circumstances, provide additional time to the Board in which to develop or implement alternatives designed to provide superior value to Fairfield's stockholders. Fairfield believes that the benefits of the enhancement of the Board's ability to negotiate with the proponents of unsolicited takeover proposals and otherwise respond to such proposals outweigh the disadvantages of potentially discouraging such proposals and the possibility of self-interest by management.

DELAWARE LAW ANTI-TAKEOVER PROVISIONS

  Fairfield is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless
(i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and which transaction is approved or not opposed by a majority of the board of directors then in office. No person or group other than Physicians currently is the beneficial owner of 15% or more of Fairfield's voting stock. See "Principal and Selling Stockholders."

TRANSFER AGENT AND REGISTRAR

  Fairfield has appointed BostonEquiServe as the transfer agent and registrar for the Common Stock.

                                 UNDERWRITING

  The Underwriters named below, for whom Stephens Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase, and Fairfield and the Selling Stockholder have agreed to sell to them, the following respective number of shares of Common Stock (assuming the over-allotment option is not exercised) at the public offering price less the underwriting discounts and commissions set forth on the cover of the Prospectus. The Underwriters are committed to take and pay for all shares, if any are taken.

                                                                       NUMBER OF
       UNDERWRITERS                                                     SHARES
       ------------                                                    ---------
     Stephens Inc.....................................................
     Donaldson, Lufkin & Jenrette Securities Corporation..............
                                                                       ---------
       Total.......................................................... 2,000,000
                                                                       =========

  Fairfield and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer the shares to the public initially at the offering price set forth on the cover page of this
Prospectus. The Underwriters may allow concessions not exceeding $   per share
to selected dealers. The selected dealers may reallow a concession to certain
other dealers not to exceed $    per share. After the initial offering to the
public, the public offering price and concessions may be changed.

  The Selling Stockholder has granted an option to the Underwriters, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase up to an additional 300,000 shares at the public offering price less underwriting discounts and commissions, to cover over-allotments, if any. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares to be purchased and offered by that Underwriter in the preceding table bears to the 2,000,000 shares of Common Stock offered hereby.

  Stephens Inc. from time to time provides certain investment banking services to Fairfield. Additionally, while the Common Stock was quoted on the Nasdaq National Market System prior to December 1995, Stephens Inc. made a market in Fairfield's Common Stock.

  Fairfield and the Selling Stockholder have agreed to indemnify the Underwriters against and to make contributions to payments with respect to certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  Subject to certain exceptions, Fairfield, Selling Stockholder and Fairfield's executive officers and directors have agreed with the Underwriters not to offer to sell, contract to sell, sell or otherwise dispose of any shares of Fairfield's Common Stock for a period of 120 days after the date of this offering, without the prior written consent of the Underwriters.

                                 LEGAL MATTERS

  Certain legal matters in connection with the validity of the Common Stock offered hereby will be passed upon for Fairfield by Jones, Day, Reavis & Pogue, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Wright, Lindsey & Jennings, Little Rock, Arkansas.

                                    EXPERTS

  The consolidated financial statements of Fairfield Communities, Inc. and subsidiaries at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing or incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing or incorporated by reference herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                          FORWARD-LOOKING INFORMATION

  This Prospectus (including the documents incorporated herein by reference) contains certain forward-looking statements and information relating to Fairfield that are based on the beliefs of Fairfield's management as well as assumptions made by and information currently available to Fairfield's management. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to Fairfield or Fairfield's management, identify forward-looking statements. Such statements reflect the current views of Fairfield with respect to future events and are subject to certain risks, uncertainties and assumptions, relating to the operations and results of operations of Fairfield, competitive factors and pricing pressures, shifts in market demand, the performance and needs of the industries served by Fairfield, the costs of product development, general economic conditions and acts by third parties, as well as the other factors described in this Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

                             AVAILABLE INFORMATION

  Fairfield is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov. Documents filed by Fairfield can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed.

  Fairfield has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to Fairfield and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Fairfield hereby incorporates by reference into this Prospectus (i) Fairfield's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) Fairfield's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iii) Fairfield's Current Reports on Form 8-K dated April 5, 1996 and May 22, 1996; and (iv) the description of Fairfield's Common Stock contained in Fairfield's Registration Statements on Form 8-A (Commission File No. 1-8096) filed December 8, 1995.

  All documents subsequently filed by Fairfield pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering made hereby, shall be deemed incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing of such reports.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Through December 1, 1996, requests should be directed to: Fairfield Communities, Inc., 2800 Cantrell Road, Little Rock, Arkansas 72202, Attention: Robert W. Howeth, Senior Vice President and Chief Financial Officer (telephone: (501) 664-6000). Thereafter, requests should be directed to: Fairfield Communities, Inc., 11001 Executive Center Drive, Little Rock, Arkansas 72211, Attention: Robert W. Howeth, Senior Vice President and Chief Financial Officer (telephone:
(501) 228-2700).

                          FAIRFIELD COMMUNITIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.........................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and September
 30, 1996 (unaudited).....................................................  F-3
Consolidated Statements of Earnings for the years ended December 31, 1993,
 1994 and 1995 and the nine months ended September 30, 1996 (unaudited)...  F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1993, 1994 and 1995 and the nine months ended September 30,
 1996 (unaudited).........................................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1993, 1994 and 1995 and the nine months ended September 30, 1996
 (unaudited)..............................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
Fairfield Communities, Inc.

  We have audited the accompanying consolidated balance sheets of Fairfield Communities, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Communities, Inc. and subsidiaries at December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Little Rock, Arkansas
January 29, 1996

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)

                                                 DECEMBER 31,
                                               -----------------  SEPTEMBER 30,
                                                 1994     1995        1996
                                               -------- -------- --------------
                                                                  (UNAUDITED)
ASSETS
Cash and cash equivalents..................... $ 13,641 $  2,095    $  2,515
Loans receivable, net.........................  139,810  139,674     146,858
Real estate inventories.......................   32,237   40,552      42,850
Restricted cash and escrow accounts...........   10,894    8,194       7,643
Property and equipment, net...................    5,956    8,311      12,100
Net assets held for sale......................    7,943      --          --
Other assets..................................   14,245   16,692      22,935
                                               -------- --------    --------
                                               $224,726 $215,518    $234,901
                                               ======== ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Financing arrangements...................... $111,943 $ 86,982    $ 73,528
  Deferred revenue............................   18,956   19,791      18,524
  Accounts payable............................    6,305    4,556       6,534
  Accrued interest............................    5,404    4,504       3,643
  Net liabilities of assets held for sale.....      --     2,267       7,081
  Other liabilities...........................   15,183   16,191      21,338
                                               -------- --------    --------
                                                157,791  134,291     130,648
                                               -------- --------    --------
Stockholders' Equity:
  Common stock, $.01 par value, 25,000,000
   shares authorized, 12,359,037 shares issued
   in 1994, 12,325,848 in 1995 and 12,456,741
   in 1996....................................      124      124         125
Paid-in capital...............................   46,123   52,386      63,366
Retained earnings.............................   20,688   28,717      40,762
Less treasury stock, at cost, 2,395,295
 shares.......................................      --       --          --
                                               -------- --------    --------
                                                 66,935   81,227     104,253
                                               -------- --------    --------
                                               $224,726 $215,518    $234,901
                                               ======== ========    ========

                See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   NINE MONTHS
                                    YEAR ENDED DECEMBER 31,           ENDED
                              ----------------------------------- SEPTEMBER 30,
                                 1993        1994        1995         1996
                              ----------- ----------- ----------- -------------
                                                                   (UNAUDITED)
REVENUES
  Vacation ownership, net...  $    33,472 $    53,085 $    85,460  $    84,460
  Lots, net.................        7,399       7,981       7,817        7,217
  Resort management.........       10,876      11,413      14,554       12,675
  Interest..................       24,089      20,366      19,111       14,577
  Other.....................       14,270      13,709      15,209        9,985
  Gain on sale of First Fed-
   eral, net................          --        5,200         --           --
  Savings and loan opera-
   tions....................       18,762         --          --           --
                              ----------- ----------- -----------  -----------
                                  108,868     111,754     142,151      128,914
                              ----------- ----------- -----------  -----------
EXPENSES
  Cost of sales:
    Vacation ownership......        9,275      14,958      23,838       21,260
    Lots....................        1,705       1,855       1,970        1,684
  Provision for loan loss-
   es.......................        3,252       4,430       6,505        4,186
  Selling...................       20,715      31,176      50,738       46,801
  Resort management.........       11,057       9,991      13,106       10,631
  General and administra-
   tive.....................        9,390      10,456      11,844       10,718
  Interest..................       14,449      10,528       8,562        5,119
  Other.....................        9,353      13,213      12,550        8,660
  Savings and loan opera-
   tions....................       19,345         --          --           --
                              ----------- ----------- -----------  -----------
                                   98,541      96,607     129,113      109,059
                              ----------- ----------- -----------  -----------
Earnings before provision
 for income taxes...........       10,327      15,147      13,038       19,855
Provision for income taxes..        3,157       2,878       5,009        7,810
                              ----------- ----------- -----------  -----------
Net earnings................  $     7,170 $    12,269 $     8,029  $    12,045
                              =========== =========== ===========  ===========
NET EARNINGS PER SHARE
  Primary...................  $       .65 $      1.11 $       .72  $      1.07
                              =========== =========== ===========  ===========
  Fully diluted.............  $       .61 $      1.05 $       .69  $      1.01
                              =========== =========== ===========  ===========
WEIGHTED AVERAGE SHARES OUT-
 STANDING
  Primary...................   11,037,765  11,069,267  11,079,789   11,287,146
                              =========== =========== ===========  ===========
  Fully diluted.............   11,692,667  11,673,734  11,688,066   11,967,241
                              =========== =========== ===========  ===========

                See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                               COMMON PAID-IN RETAINED
                                               STOCK  CAPITAL EARNINGS  TOTAL
                                               ------ ------- -------- --------
YEARS ENDED DECEMBER 31
Balance, January 1, 1993......................  $124  $35,589 $ 1,249  $ 36,962
  Net earnings................................   --       --    7,170     7,170
  Utilization of pre-confirmation income tax
   attributes.................................   --     3,016     --      3,016
                                                ----  ------- -------  --------
Balance, December 31, 1993....................   124   38,605   8,419    47,148
  Net earnings................................   --       --   12,269    12,269
  Utilization of pre-confirmation income tax
   attributes.................................   --     7,518     --      7,518
                                                ----  ------- -------  --------
Balance, December 31, 1994....................   124   46,123  20,688    66,935
  Net earnings................................   --       --    8,029     8,029
  Utilization of pre-confirmation income tax
   attributes.................................   --     6,263     --      6,263
                                                ----  ------- -------  --------
Balance, December 31, 1995....................  $124  $52,386 $28,717  $ 81,227
                                                ====  ======= =======  ========
NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAU-
 DITED)
Balance, December 31, 1995....................  $124  $52,386 $28,717  $ 81,227
  Net earnings................................   --       --   12,045    12,045
  Utilization of pre-confirmation income tax
   attributes.................................   --    10,000     --     10,000
  Exercise of stock warrants..................     1      381     --        382
  Tax benefit from exercise of stock war-
   rants......................................   --       599     --        599
                                                ----  ------- -------  --------
Balance, September 30, 1996...................  $125  $63,366 $40,762  $104,253
                                                ====  ======= =======  ========


                See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                   NINE MONTHS
                                    YEAR ENDED DECEMBER 31,           ENDED
                                 -------------------------------  SEPTEMBER 30,
                                   1993       1994       1995         1996
                                 ---------  ---------  ---------  -------------
                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
  Net earnings.................. $   7,170  $  12,269  $   8,029    $  12,045
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
    Depreciation and amortiza-
     tion.......................     1,937      1,259      2,131        2,166
    Provision for loan losses...     3,252      4,430      6,505        4,186
    Utilization of pre-
     confirmation income tax
     attributes.................     3,016      7,518      6,263       10,000
    Earnings from unconsolidated
     affiliates.................    (1,996)    (1,236)    (1,588)         (88)
    Gain on sale of First Feder-
     al.........................       --      (5,200)       --           --
  Changes in operating assets
   and liabilities:
    Real estate inventories.....     8,885        220     (8,645)      (1,909)
    Other, net..................   (12,764)    (6,333)    (4,041)         135
                                 ---------  ---------  ---------    ---------
      Net cash provided by oper-
       ating activities.........     9,500     12,927      8,654       26,535
                                 ---------  ---------  ---------    ---------
INVESTING ACTIVITIES:
  Purchases of property and
   equipment, net...............    (1,095)      (572)    (3,384)      (5,269)
  Principal collections on loans
   receivable...................   131,543     73,189     73,943       63,658
  Originations of loans receiv-
   able.........................  (131,598)   (51,877)   (79,461)     (73,300)
  Cash distributions from uncon-
   solidated affiliates.........     2,572      1,236      1,588          706
  Net investment activities of
   net liabilities of assets
   held for sale................   (11,665)    (9,563)     9,375           12
  Net cash used on sale of First
   Federal......................       --     (17,666)       --           --
  Net investing activities
   related to savings and loan
   operations...................    22,904        --         --           --
                                 ---------  ---------  ---------    ---------
      Net cash provided by (used
       in) investing
       activities...............    12,661     (5,253)     2,061      (14,193)
                                 ---------  ---------  ---------    ---------
FINANCING ACTIVITIES:
  Proceeds from financing ar-
   rangements...................   138,297    219,744    226,870      186,980
  Repayments of financing ar-
   rangements...................  (187,331)  (220,627)  (251,831)    (200,434)
  Exercise of stock warrants....       --         --         --           382
  Tax benefit from exercise of
   stock warrants...............       --         --         --           599
  Net decrease (increase) in
   restricted cash and escrow
   accounts.....................    (9,497)     2,375      2,700          551
  Net financing activities
   related to savings and loan
   operations...................   (20,076)       --         --           --
                                 ---------  ---------  ---------    ---------
      Net cash (used in)
       provided by financing
       activities...............   (78,607)     1,492    (22,261)     (11,922)
                                 ---------  ---------  ---------    ---------
  Net (decrease) increase in
   cash and cash equivalents....   (56,446)     9,166    (11,546)         420
  Cash and cash equivalents, be-
   ginning of period............    60,921      4,475     13,641        2,095
                                 ---------  ---------  ---------    ---------
  Cash and cash equivalents, end
   of period.................... $   4,475  $  13,641  $   2,095    $   2,515
                                 =========  =========  =========    =========

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  Fairfield Communities, Inc. ("Fairfield" and together with its subsidiaries, the "Company") is one of the nation's largest vacation ownership companies. The Company markets vacation products and manages resort properties in eleven states, providing quality recreational experiences to its property owners.

  The Company's primary business is the sale of vacation ownership interests ("VOIs"), popularly known as timeshare, at its various properties situated either in popular tourist locations or in proximity to other scenic resort areas. The Company offers financing for VOI and homesite purchases through a wholly owned subsidiary, Fairfield Acceptance Corporation ("FAC"), generating high-quality, medium-term contracts receivable with attractive yields. FAC holds these contracts in its portfolio and, in some instances, securitizes and sells them to third parties.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Fairfield and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the 1995 presentation.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Fresh Start Reporting

  In 1990, Fairfield and twelve wholly owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code and, in August 1992, the bankruptcy court confirmed the Amended and Restated Joint Plans of Reorganization (the "Plans"). As of June 30, 1992, the Company implemented the recommended accounting for entities emerging from reorganization set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," issued by the American Institute of Certified Public Accountants ("Fresh Start Reporting"). Accordingly, the Company's assets and liabilities were adjusted to reflect their estimated fair values and the accumulated deficit was eliminated.

 Impact of Recently Issued Accounting Standards

  During 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." In accordance with SFAS No. 121, impairment losses are recognized on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Long-lived assets held for disposal are carried at the lower of the carrying amount of the asset or fair value, less estimated selling costs. The adoption of SFAS No. 121 had no impact on the Company's consolidated financial statements.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

 Property and Equipment

  Property and equipment are recorded at cost and depreciated primarily by the straight-line method based on the estimated useful lives of the assets, ranging generally from 10 to 25 years for buildings and from two to seven years for machinery, fixtures and equipment. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses reflected in operations.

 Deposits and Deferred Selling Costs

  Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as deposits. Commissions and other selling costs, directly attributable to the sale, are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, nonrecoverable selling expenses are charged to expense and deposits forfeited are credited to income.

 Real Estate Inventories

  Real estate inventories are valued at the lower of cost or estimated net realizable value. Costs include land, land improvements, capitalized interest and a portion of the costs of amenities constructed for the use and benefit of property owners.

  Land and improvement costs are allocated for the purpose of accumulating costs to match with related sales revenues. The Company allocates acquisition and carrying costs to these areas on the acreage or the value basis, as appropriate. Improvement costs in each project are allocated to the appropriate areas on a specific identification basis. Certain amenity costs are allocated on an acreage or benefit basis, as appropriate.

  Unexpended costs for committed improvements to areas from which lots have been sold are calculated using the Company's projections of the timing and cost of work to be completed, including an inflation factor. The projections are reviewed and refined periodically based on work completed and current plans for development. The effect of these revised cost estimates is recognized prospectively.

 Allowance for Loan Losses

  Contracts. The Company's contracts receivable are regionally diversified. A minimum down payment of 15% is generally required for purchases financed by contracts receivable. The Company provides for losses on contracts receivable by a charge against earnings at the time of sale at a rate based upon historical cancellation experience and management's estimate of future losses.

  When a contract is cancelled in a year subsequent to the year in which the underlying sale was recorded, the outstanding balance, less recoverable costs, is charged to the allowance for loan losses. When a contract is cancelled in the same year as the related sale, all entries applicable to the sale are reversed and nonrecoverable selling expenses are charged to operations. For financial statement purposes, contracts receivable are considered delinquent and fully reserved if a payment remains unpaid under the following conditions:

            PERCENT OF CONTRACT                DELINQUENCY
                 PRICE PAID                      PERIOD
            -------------------                -----------
             Less than 25%....................   90 days
             25% but less than 50%............  120 days
             50% and over.....................  150 days

  Mortgages. The Company's mortgages receivable consist of a small number of non-homogeneous loans collateralized primarily by real estate geographically dispersed throughout the country. The allowance for

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES mortgages receivable is maintained at a level believed adequate by management based on a periodic evaluation of each mortgage receivable. Management's evaluation of the adequacy of this allowance is based on past loss experience, known inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the mortgage receivable portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows.

 Revenue and Profit Recognition

  Vacation Ownership Interests. VOIs consist of either specified fixed week interval ownership or undivided fee simple interests in fully-furnished vacation homes. Generally, VOIs are sold under installment sales contracts which provide for a down payment and monthly installments, including interest, for periods of up to seven years. Sales of VOIs are included in revenues when a 10% minimum down payment (including interest) has been received. Revenue relating to sales of VOIs in projects under construction is recognized using the percentage of completion method. Under this method, the portion of revenues applicable to costs incurred, as compared to total estimated construction costs and selling expenses, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred.

  Homes/Property Sales. Homes sales are included in revenues when the unit is complete, ready for occupancy and title is transferred to the buyer. Sales of bulk acreage are recognized when title has passed to the buyer, the Company's continuing involvement in the property is limited, if not eliminated, and sufficient nonrefundable funds have been received to reasonably assure the continuing commitment of the buyer.

 Earnings Per Share

  Primary earnings per share is computed based on the estimated weighted average number of common shares and common equivalent shares deemed to be outstanding. Such shares include those shares issued as authorized by the Plans plus the additional shares estimated to be issued based on the resolution of the remaining allowed claims (see Note 8). This aggregate number of shares has been reduced by the shares held in treasury. The computation of fully diluted earnings per share further includes 588,235 shares which have been reserved, but not issued, for the benefit of the holders of the Senior Subordinated Secured Notes.

 Income Taxes

  The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities and enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Additionally, under SFAS No. 109, a valuation allowance must be established for deferred tax assets if, based on available evidence, it is "more likely than not" that all or a portion of the deferred tax assets will not be realized.

  Fresh Start Reporting requires the Company to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as additions to paid-in capital.

 Stock-based Compensation

  Fairfield grants non-qualified stock warrants to certain key employees and directors to purchase shares of its Common Stock at prices not less than the fair market value of such shares at the date of grant. The Company

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES accounts for these stock warrant grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognizes no compensation expense for the stock warrant grants.

2. LOANS RECEIVABLE

  Loans receivable consisted of the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1994      1995
                                                             --------  --------
      Contracts............................................. $139,091  $140,810
      Mortgages.............................................   12,041    13,064
                                                             --------  --------
                                                              151,132   153,874
      Less allowance for loan losses........................  (11,322)  (14,200)
                                                             --------  --------
                                                             $139,810  $139,674
                                                             ========  ========

  The weighted average stated interest rates on the Company's contracts receivable were 13.2% and 12.6% at December 31, 1995 and 1994, respectively, with interest rates on these receivables ranging generally from 10.75% to 16.0%. Contractual maturities of these receivables within the next five years are as follows:
1996--$33.6 million; 1997--$26.5 million; 1998--$21.4 million; 1999--$17.7 million and 2000--$15.5 million. The Company's contracts receivable were 97.9% and 98.1% current on a 30-day basis as of December 31, 1995 and 1994, respectively. Amounts charged against the allowance for loan losses, net of recoveries, totaled $3.6 million and $4.1 million during 1995 and 1994, respectively.

3. VACATION OWNERSHIP REVENUES

  Vacation ownership revenues are summarized as follows (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1993     1994     1995
                                                    -------  -------  -------
      Vacation ownership revenues.................. $34,405  $52,904  $86,188
        Less: Deferred revenue on current year
         sales, net................................  (2,101)  (1,920)  (2,648)
        Add: Revenue recognized on prior year
         sales.....................................   1,168    2,101    1,920
                                                    -------  -------  -------
                                                    $33,472  $53,085  $85,460
                                                    =======  =======  =======

4. REAL ESTATE INVENTORIES

  Real estate inventories are summarized as follows (in thousands):

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1994    1995
                                                                 ------- -------
      Land:
        Under development....................................... $ 4,575 $17,377
        Undeveloped.............................................  17,633   7,288
                                                                 ------- -------
                                                                  22,208  24,665
                                                                 ------- -------
      Residential housing:
        Vacation ownership......................................   8,418  13,247
        Homes...................................................   1,611   2,640
                                                                 ------- -------
                                                                  10,029  15,887
                                                                 ------- -------
                                                                 $32,237 $40,552
                                                                 ======= =======

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

  In 1995, the Company began development at two of its newest destination sites, and therefore, the related acquisition costs were reclassed from undeveloped land to land under development. Additionally, the Company purchased, for $6.1 million in cash, real estate located in Myrtle Beach, South Carolina.

5. FINANCING ARRANGEMENTS

  Financing arrangements are summarized as follows (in thousands):

                                                                 DECEMBER 31,
                                                               ----------------
                                                                 1994    1995
                                                               -------- -------
      Borrowings collateralized by contracts receivable:
        FFC Notes............................................. $ 73,560 $47,026
        FCC Notes.............................................      --   14,200
      Notes payable...........................................   14,708  12,919
      Revolving credit agreements.............................   23,675  12,837
                                                               -------- -------
                                                               $111,943 $86,982
                                                               ======== =======

 Borrowings Collateralized by Contracts Receivable

  At December 31, 1995, Fairfield Funding Corporation ("FFC"), a wholly owned subsidiary of FAC, had borrowings outstanding totaling $47.0 million under a private placement of 7.6% Notes (the "FFC Notes"). The FFC Notes are secured by and payable from a pool of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement among Fairfield as originator, FAC as seller and FFC as purchaser. At December 31, 1995, contracts receivable totaling $61.7 million collateralized the FFC Notes.

  In 1995, Fairfield Capital Corporation, ("FCC"), a wholly owned subsidiary of FAC, entered into a Credit Agreement (the "FCC Agreement") which provided for borrowings of up to $21.4 million (the "FCC Notes") for the purchase of contracts receivable from FAC pursuant to the Receivables Purchase Agreement, among Fairfield as originator, FAC as seller and FCC as purchaser. The initial purchase of contracts receivable and the respective funding under the FCC Agreement occurred in April 1995, resulting in borrowings under the FCC Agreement totaling $21.4 million, of which $20.3 million was used to reduce borrowings under FAC's revolving credit agreement and $1.1 million was used to establish restricted cash accounts required by the FCC Agreement and to pay transaction fees. Borrowings under the FCC Agreement mature in December 1999 and bear interest at varying rates, based on commercial paper rates, subject to an interest rate cap of 8.5%. As of December 31, 1995, the weighted average interest rate on the FCC Notes was 6.675%, including facility fees totaling
 .675%. At December 31, 1995, contracts receivable totaling $16.7 million collateralized the FCC Notes.

  At December 31, 1995, restricted cash accounts totaling $3.0 million were required to be maintained in accordance with the terms of the FCC Notes and FFC Notes. Maturities of borrowings collateralized by contracts receivable within the next five years are as follows: 1996--$24.4 million; 1997--$16.3 million; 1998--$9.2 million; 1999--$5.7 million and 2000--$5.6 million.

 Notes Payable

  At December 31, 1995, notes payable consisted primarily of (i) an unsecured note payable totaling $6.4 million and (ii) other obligations collateralized primarily by property and equipment and mortgages receivable. At December 31, 1995, the weighted average interest rate on notes payable was 9.8%. Maturities of notes payable within the next five years are as follows: 1996--$0.8 million; 1997--$2.6 million; 1998--$3.5 million; 1999--$3.9 million and 2000--
$1.5 million.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

 Revolving Credit Agreements

  At December 31, 1995, Fairfield had $4.0 million of borrowings outstanding under its Amended and Restated Revolving Credit Agreement (the "FCI Agreement") with The First National Bank of Boston ("FNBB"). The FCI Agreement provides for revolving loans of up to $25.0 million, including up to $7.0 million for letters of credit. The borrowings under the FCI Agreement are collateralized primarily by contracts receivable, which had a book value of $30.1 million at December 31, 1995, and bear interest at FNBB's base rate plus
 .875% (9.38% at December 31, 1995). The FCI Agreement also provides for an annual facility fee of .625% of the total commitment. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FCI Agreement. At December 31, 1995, Fairfield had borrowing availability of $18.7 million, net of outstanding letters of credit totaling $1.5 million.

  At December 31, 1995, FAC had borrowings outstanding of $8.8 million under its Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement") with FNBB. The FAC Agreement provides for revolving loans of up to $35.0 million, including up to $1.0 million for letters of credit. The borrowings under the FAC Agreement are collateralized primarily by contracts receivable, which had a book value of $28.6 million at December 31, 1995, and bear interest at FNBB's base rate plus .25% (8.75% at December 31, 1995). The FAC Agreement also provides for an annual facility fee of .5% of the total commitment. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FAC Agreement, with Fairfield being a guarantor pursuant to the FAC Agreement. At December 31, 1995, FAC had borrowing availability of $13.4 million.

6. DEFERRED REVENUE--ESTIMATED COSTS TO DEVELOP LAND SOLD

  At December 31, 1995, estimated cost to complete development work in subdivisions from which lots had been sold totaled $14.7 million. The estimated costs to complete development work within the next five years are as follows: 1996--$1.0 million; 1997--$1.2 million; 1998--$1.1 million; 1999--
$0.7 million and 2000--$0.6 million.

7. INCOME TAXES

  At December 31, 1995, the Company had net operating loss carryforwards totaling $29.9 million which reflect the amount available to offset taxable income in future periods. Under limitations imposed by Internal Revenue Code
Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these carryforwards. Available carryovers, if not utilized, expire as follows: 2006--$7.0 million; 2007--$14.0 million; 2008--$5.5 million and 2009--$3.4 million.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

  Components of the provision for income taxes are as follows (in thousands):

                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                        1993    1994    1995
                                                       ------- ------- -------
      Current:
        Federal....................................... $   --  $   --  $   290
        State.........................................       4     257     543
                                                       ------- ------- -------
                                                             4     257     833
                                                       ------- ------- -------
      Deferred:
        Federal.......................................   2,770   2,422   3,880
        State.........................................     383     199     296
                                                       ------- ------- -------
                                                         3,153   2,621   4,176
                                                       ------- ------- -------
                                                       $ 3,157 $ 2,878 $ 5,009
                                                       ======= ======= =======
      Utilization of pre-confirmation income tax at-
       tributes....................................... $ 3,016 $ 7,518 $ 6,263
                                                       ======= ======= =======

  Components of the variance between taxes computed at the expected federal statutory income tax rate and the provision for income taxes are as follows (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1993     1994     1995
                                                     -------  -------  -------
      Statutory tax provision....................... $ 3,511  $ 5,150  $ 4,563
      State income taxes, net of federal benefit....     255      301      545
      Gain on sale of First Federal.................     --    (2,277)     --
      Other.........................................    (609)    (296)     (99)
                                                     -------  -------  -------
      Provision for income taxes.................... $ 3,157  $ 2,878  $ 5,009
                                                     =======  =======  =======

  Significant components of the Company's deferred tax assets (deductible temporary differences) and deferred tax liabilities (taxable temporary differences) consisted of the following (in thousands):

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                          1994         1995
                                                       -----------  -----------
      Deferred tax assets:
        Net operating loss carryforwards.............. $    16,767  $    11,499
        Loan and cancellation loss reserves...........       4,358        5,456
        Tax over book basis in inventory..............       3,092        3,267
        Deferred revenue..............................       2,435        2,428
        Credit carryforwards..........................       1,882        2,172
        Other.........................................       2,065        1,806
                                                       -----------  -----------
                                                            30,599       26,628
      Valuation allowance.............................     (26,131)     (20,415)
                                                       -----------  -----------
                                                             4,468        6,213
                                                       -----------  -----------
      Deferred tax liabilities:
        Basis in partnership assets...................       1,380        1,076
        Other.........................................         169          131
                                                       -----------  -----------
                                                             1,549        1,207
                                                       -----------  -----------
      Net deferred tax assets......................... $     2,919  $     5,006
                                                       ===========  ===========

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

  Prior to 1994, the Company's deferred tax assets were reduced by a 100% valuation allowance based on the lack of a historical earnings record for the Company and the uncertainty as to the potential limitations that could have been imposed under Section 382 during the two-year period following the effective date of the plans of reorganization. In 1994, management determined that it was more likely than not that a portion of the deferred tax assets would be realized. Management concluded that the Company had not undergone an ownership change as defined under Section 382 during the two-year period following the effective date of the plans of reorganization and would therefore realize a certain portion of the deferred tax assets through (i) estimated future taxable earnings and (ii) the reversal of deferred tax liabilities during periods in which the Company has available net operating loss carryforwards and other deductible temporary differences.

  The Company has reported operating earnings since the effective date of the plans of reorganization and management believes that it is more likely than not that future taxable earnings will be sufficient to realize a portion, if not all, of the tax benefits associated with the future deductible temporary differences and net operating loss carryforwards prior to their expiration. Reductions in the valuation allowance were based on (i) current realization of certain prior year deferred tax liabilities, (ii) offset of deferred tax assets against remaining deferred tax liabilities and (iii) utilization of deferred tax assets to offset estimated taxable earnings for the following year. Management believes that its projections of the following year's earnings are achievable and provide adequate support for reducing the valuation allowance. Future realization of remaining unrealized deferred tax assets will depend principally on the Company's ability to generate taxable earnings sufficient to offset net operating losses and deductions for temporary differences which comprise these assets. To the extent this realization of tax assets occurs, substantially all of the valuation allowance, totaling $20.4 million at December 31, 1995, will be eliminated and an equal amount credited to paid-in capital.

8. STOCKHOLDERS' EQUITY

  Pursuant to the Plans, all of the common stock outstanding prior to reorganization was cancelled effective September 1, 1992. Thereafter, Fairfield began issuing new stock and is authorized to issue 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. One million shares of preferred stock, which have been designated as the Series A Junior Participating Preferred Stock, have been reserved for possible issuance in connection with Fairfield's Rights Agreement as discussed below. The rights and preferences of the remaining shares of authorized but unissued Preferred Stock are to be established by Fairfield's Board of Directors at the time of issuance.

  As of December 31, 1995, Fairfield has issued 12,325,848 shares of Common Stock to holders of unsecured resolved claims, of which 2,395,295 were held in treasury. In accordance with the Plans, Fairfield will issue additional shares as the remaining claims are resolved. The ultimate amount of these claims and the timing of the resolution of the claims is largely within the control of the Bankruptcy Court. However, based upon available information, Fairfield presently estimates that a total of 13,028,161 shares of Common Stock will be issued. Additionally, 588,235 shares have been reserved, but not issued, for the benefit of the holders of the FCI Notes (see Note 10).

  In 1992, Fairfield adopted a Rights Agreement which provides for the issuance of one right for each outstanding share of Fairfield's Common Stock. The rights, which entitle the holder to purchase from Fairfield one one-hundredth of a share of Series A Junior Participating Preferred Stock at $25 per share, become exercisable (i) ten business days after a person becomes the beneficial holder of 20% or more of Fairfield's Common Stock or (ii) ten business days following the commencement of a tender or exchange offer for at least 20% of Fairfield's Common Stock. Fairfield may redeem the rights at $.01 per right under certain circumstances. The rights expire on September 1, 2002.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

  Certain of the Company's financing arrangements contain restrictive covenants relating to the maintenance of certain financial ratios and other financial requirements. Under the most restrictive covenants, Fairfield is prohibited from (i) paying dividends or making other distributions on its Common Stock and (ii) repurchasing shares of its Common Stock.

9. FAIRFIELD ACCEPTANCE CORPORATION

  Condensed consolidated financial information for FAC is summarized as follows (in thousands):

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,
                                                              -----------------
                                                                1994     1995
                                                              -------- --------
      ASSETS
      Cash................................................... $    895 $    312
      Loans receivable, net..................................  109,194  101,359
      Restricted cash........................................    8,120    2,957
      Due from parent........................................   12,115    3,187
      Other assets...........................................    1,907    1,511
                                                              -------- --------
                                                              $132,231 $109,326
                                                              ======== ========
      LIABILITIES
      Financing arrangements................................. $ 97,235 $ 70,073
      Accrued interest and other liabilities.................      681      688
      Equity.................................................   34,315   38,565
                                                              -------- --------
                                                              $132,231 $109,326
                                                              ======== ========

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1993    1994    1995
                                                        ------- ------- -------
      Revenues......................................... $14,582 $13,644 $15,009
      Expenses.........................................   8,198   8,382   8,103
                                                        ------- ------- -------
      Earnings before provision for income taxes.......   6,384   5,262   6,906
      Provision for income taxes.......................   2,444   2,015   2,656
                                                        ------- ------- -------
      Net earnings..................................... $ 3,940 $ 3,247 $ 4,250
                                                        ======= ======= =======

  In accordance with the terms of the Third Amended and Restated Operating Agreement (the "Operating Agreement"), FAC is permitted to purchase eligible receivables from Fairfield for a price equal to $.94 per $1.00 of such receivables. Fairfield is required by the Operating Agreement to repurchase defaulted receivables from FAC at a price equal to $.94 per $1.00 or substitute an eligible receivable on the basis of $.85 per $1.00 of such receivables. During 1995 and 1994, FAC purchased receivables from Fairfield with outstanding principal balances of $38.1 million and $69.3 million, respectively.

10. NET LIABILITIES OF ASSETS HELD FOR SALE

  At December 31, 1995, assets held for sale consisted primarily of (i) those assets collateralizing the Senior Subordinated Secured Notes ("FCI Notes") and
(ii) certain assets purchased in conjunction with the sale of First

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

Federal Savings and Loan Association of Charlotte (the "Association Assets"). Net assets held for sale have been recorded at the lower of the carrying amount of the asset or fair value, less estimated selling costs. Disposals of these assets have been at sales prices approximating book value.

  The FCI Notes are collateralized by (i) certain of the Company's real estate inventories located at its Pointe Alexis development in Tarpon Springs, Florida, (ii) the Company's 30% partnership interest in Sugar Island limited partnership in St. Croix, U.S. Virgin Islands and (iii) the Company's 35% partnership interest in Harbour Ridge limited partnership in Stuart, Florida. The FCI Notes bear interest at 10% compounded semi-annually and mature on the earlier of (i) the sale of all the collateral or (ii) the later of (a) 60 days after the FNBB loans have been paid in full or (b) March 1, 1997. The FCI Notes are nonrecourse to the Company and the sole sources of repayment consist of the collateral, any proceeds from the sale of the collateral and, as described below, the shares of Common Stock of Fairfield reserved as additional collateral for the FCI Notes. Due to the illiquid nature of certain of the collateral for the FCI Notes, Fairfield carries these assets at a substantial discount from 1991 appraised values, which have not been updated and may not be indicative of current fair value. In the event the proceeds from the sale of the remaining collateral securing the FCI Notes, or the fair value of any such collateral not sold, are insufficient to fully repay the principal and accrued interest on the FCI Notes, Fairfield will issue shares of its Common Stock, up to a maximum number equal to what a holder of a $5 million general unsecured claim was entitled to receive on the effective date of the plans of reorganization (588,235 shares).

  Net liabilities of assets held for sale consisted of the following (in thousands):

                                                              DECEMBER 31,
                                                            ------------------
                                                              1994      1995
                                                            --------  --------
      Collateral for FCI Notes............................. $  8,676  $  8,423
      Association Assets...................................   11,602     2,901
      Other................................................    2,471     1,195
                                                            --------  --------
                                                              22,749    12,519
      FCI Notes............................................  (14,806)  (14,786)
                                                            --------  --------
                                                            $  7,943  $ (2,267)
                                                            ========  ========

11. EMPLOYEE BENEFIT PLANS

 Profit Sharing Plan

  The Company's Profit Sharing Plan covers substantially all employees with one year or more of credited service, and participants are fully vested after seven years of credited service. Effective July 1, 1994, the Profit Sharing Plan was amended to allow employee elective salary deferrals as permitted under Internal Revenue Code Section 401(k). Employer discretionary contributions to the Profit Sharing Plan are determined annually by the Board of Directors and the amount charged to expense totaled $0.6 million, $0.7 million and $0.5 million for 1995, 1994 and 1993, respectively.

 Excess Benefit Plan

  In 1994, the Company adopted the Excess Benefit Plan, which is a non-qualified, unfunded plan established to provide designated employees with benefits to compensate for certain limitations imposed by federal law on the amount of compensation which may be considered in determining employer contributions to participants' accounts under the Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan are credited with amounts that, except for the limits of the Internal Revenue Code, would have been contributed to such participants' accounts under the Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan vest in

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES accordance with the vesting schedule set forth in the Profit Sharing Plan. Interest is credited to the participants' accounts annually at the base rate of interest charged by FNBB. The expense associated with the Excess Benefit Plan totaled $0.1 million for both 1995 and 1994.

 Retirement Plan

  In 1994, the Company adopted the Key Employee Retirement Plan (the "Retirement Plan"), which is a non-qualified, unfunded plan established to provide certain senior executives of the Company with retirement benefits. Under the Retirement Plan, participants' accounts are credited on each January 1 by a percentage of each participants' preceding year's total cash compensation. In general, the benefit percentage can range from 0% to 20%, depending on the Company's three year moving average rate of return on stockholders' equity. Participants' accounts are fully vested after seven years of service or upon the occurrence of a change in control of the Company, death of the participant, termination of employment due to total disability or retirement on or after the age 55, in each case while employed by the Company. Interest is credited to participants' accounts monthly at FNBB's base interest rate, as in effect on the first banking day of each year. The expense associated with the Retirement Plan totaled $0.3 million for both 1995 and 1994.

 Warrant Plan

  The Company's 1992 Warrant Plan, as amended, (the "1992 Plan") provides for the grant of non-qualified stock warrants to certain key employees and directors to purchase up to 1,000,000 shares of Fairfield's Common Stock. Warrants under the 1992 Plan are to be granted at prices not less than the fair market value of such shares at the date of grant and may be exercisable for periods of up to 10 years from the date of grant. Warrants available for future grant totaled 132,000 at December 31, 1995. The following table summarizes the activity under the 1992 Plan:

                                  SHARES UNDER OPTION  OPTION PRICE PER SHARE
                                  -------------------  -----------------------
                                    1994      1995        1994        1995
                                  --------- ---------  ----------- -----------
Outstanding at beginning of
 year............................   800,000   818,000  $      3.00 $3.00-$5.50
Granted..........................    18,000    58,000  $      5.50 $5.50-$7.13
Cancelled........................       --     (8,000)         --  $3.00-$5.50
                                  --------- ---------
Outstanding at end of year.......   818,000   868,000  $3.00-$5.50 $3.00-$7.13
                                  ========= =========
Exercisable at end of year.......   352,500   543,000
                                  ========= =========

12. SUPPLEMENTAL INFORMATION

  Other revenues in 1995, 1994 and 1993 include cash distributions totaling $1.6 million, $1.2 million and $2.0 million, respectively, related to the Company's 35% partnership interest in Harbour Ridge, Ltd., a limited partnership engaged in the development of a tract of land in St. Lucie, Florida. Cash distributions from this partnership interest are anticipated to continue at a reduced amount through 1996; however, the amounts and timing of future distributions are not under the control of the Company, but are entirely within the control of the general partner.

  Also included in other revenues and other expenses for 1995 are home sales and related cost of sales totaling $6.7 million and $6.0 million, respectively. For 1994, home sales and related cost of sales totaled $5.9 million and $5.4 million, respectively, and for 1993 totaled $4.7 million and $4.4 million, respectively.

  In December 1994, the Company began sales efforts at its destination sites located in Orlando, Florida and Nashville, Tennessee. The results of operations for 1994 reflect $1.0 million in start-up expenses associated with these sites (included in "Other expenses" in the 1994 Consolidated Statement of Earnings).

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

  In September 1994, the Company sold 100% of the capital stock of First Federal Savings and Loan Association of Charlotte ("First Federal") for $41.0 million and recognized a net gain on the sale of $5.2 million. The gain from the sale of First Federal was not subject to federal income tax due to a permanent tax basis difference in First Federal's stock and underlying goodwill. Included in "Restricted cash and escrow accounts" at December 31, 1995 is $2.9 million representing certain assets retained and/or pledged to the buyer to securitize Fairfield's obligation to indemnify the buyer against general indemnities and three existing lawsuits/claims which have been asserted against First Federal (see Note 13).

  Interest paid totaled $9.3 million, $20.5 million and $25.5 million, for 1995, 1994 and 1993, respectively. Of the amounts for 1994 and 1993, $9.0 million and $11.1 million, respectively, were related to First Federal.

  Included in other assets at December 31, 1995 and 1994 are (i) $5.1 million at each year end related to the assets of the Company's life insurance subsidiary, (ii) deferred tax assets totaling $5.0 million and $2.9 million, respectively (see Note 7) and (iii) unamortized capitalized financing costs of $1.5 million and $2.0 million, respectively. Included in other liabilities at December 31, 1995 and 1994 are (i) $2.9 million and $2.7 million, respectively, related to the liabilities of the Company's life insurance subsidiary and (ii) accruals totaling $4.6 million and $3.7 million, respectively, related to the Company's employee benefit plans.

13. CONTINGENCIES

  In June 1992, the Pagosa Lakes Property Owners Association ("PLPOA") filed an adversary proceeding in the Bankruptcy Court for the Eastern District of Arkansas, Western Division (the "Bankruptcy Court") asserting equitable ownership or lien interests in certain recreational amenities, including golf courses. In March 1994, the Bankruptcy Court issued its decision upholding Fairfield's ownership of the Pagosa recreational amenities, subject to a restrictive covenant allowing Pagosa property owners and their guests to use the recreational amenities. The United States District Court, Eastern District of Arkansas, Western Division ("District Court") affirmed the Bankruptcy Court's order in its entirety, by order dated September 25, 1995. The PLPOA has filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit. Fairfield's ability to dispose of the recreational amenities at Pagosa is restricted until the claim is finally resolved.

  In August 1992, the PLPOA filed an appeal to the District Court of the Bankruptcy Court's final order confirming Fairfield's plan of reorganization. The basis for the appeal was the PLPOA's position that Fairfield should have been required to resolicit the plan of reorganization due to its amendment in accordance with the Bankruptcy Court's conditional confirmation order to eliminate any recovery for Fairfield's previous stockholders. The Bankruptcy Court rejected this argument, finding that the property owner group lacked standing to raise this issue and the District Court, on November 16, 1995, affirmed the Bankruptcy Court's decision. The PLPOA has not appealed the District Court's decision.

  In July 1993 and September 1993, two lawsuits (the "Recreation Fee Litigation") were filed by 29 individuals and a company against Fairfield in the District Court of Archuleta County, Colorado. The Recreation Fee Litigation, which seeks certification as class actions, alleges that Fairfield and its predecessors in interest wrongfully imposed an annual recreation fee on owners of lots, condominiums, townhouses, VOIs and single family residences in Fairfield's Pagosa, Colorado development. The amount of the recreation fee, which was adopted in August 1983, is $180 per lot, condominium, townhouse and single family residence subject to the fee and $360 per unit for VOIs. The Recreation Fee Litigation in general seeks (a) a declaratory judgment that the recreation fee is invalid; (b) the refund, with interest, of the recreation fees which were allegedly improperly collected by Fairfield; (c) damages arising from Fairfield's allegedly improper attempts to collect the recreation fee (i) in an amount of not less than $1,000 per lot in one case and (ii) in an unstated amount in the other case; (d) punitive damages; and (e) recovery of costs and expenses, including attorneys' fees. The court has not yet ruled on whether or not the Recreation Fee Litigation will be allowed to proceed as class actions. Because of the

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES preliminary nature of the litigation and uncertainty concerning the time period covered by the suits' allegations, Fairfield is unable to determine with any certainty the dollar amount sought by plaintiffs, but believes it to be material.

  In November 1993, Fairfield filed an adversary proceeding in the Bankruptcy Court, alleging that the Recreation Fee Litigation violates the discharge granted to Fairfield in its Chapter 11 bankruptcy reorganization and the injunction issued by the Bankruptcy Court against prosecution of any claims discharged in the bankruptcy proceedings. By orders and opinions dated September 29, 1994, the Bankruptcy Court decided motions filed by the plaintiffs in the Recreation Fee Litigation, in response to Fairfield's adversary proceeding. The Bankruptcy Court retained jurisdiction over one of the lawsuits (the Storm lawsuit) and determined that any purchaser of a lot from Fairfield and its predecessors prior to August 14, 1992 would be limited to a pre-confirmation cause of action. The Bankruptcy Court determined that it did not have jurisdiction over the second lawsuit (the Daleske lawsuit), involving eight individuals and one company, due to prior proceedings in the case in Colorado federal district court, which ruled that the plaintiffs in this lawsuit had post-confirmation causes of action, although all nine plaintiffs are believed to have purchased their lots prior to August 14, 1992. Fairfield has appealed the Bankruptcy Court's decision in the Daleske lawsuit, and the plaintiffs in the Storm lawsuit have appealed the Bankruptcy Court's decision in that case, to the District Court, which has scheduled oral arguments on these appeals for April 22, 1996. The Colorado State Court stayed further proceedings in the Recreation Fee Litigation pending the outcome of the appeals to the District Court. Two additional related lawsuits have also been filed in the Archuleta County District Court, raising similar issues and demands as the Storm and Daleske cases. The Fiedler case, filed in October 1994, was filed individually, while the second of these new cases, the Lobdell case, was filed in November 1994, as a purported class action. In February 1995, Fairfield filed an adversary proceeding in the Bankruptcy Court against the Fiedler and the Lobdell plaintiffs, seeking relief similar to that requested in the Storm and Daleske adversary proceeding. The Colorado District Court has stayed proceedings in the Lobdell case. The Colorado District Court entered summary judgment against Fairfield in the Fiedler case, holding that the individual lot in question is not subject to the recreation fee, based upon facts unique to the Fiedler case. Fairfield has appealed the summary judgment decision in the Fiedler case. The Bankruptcy Court has determined, by decision dated September 18, 1995, that it does not have jurisdiction in the Fiedler case, but also determined that it does have jurisdiction in the Lobdell case, based upon similar reasoning to the Storm case. Both the Fiedler and the Lobdell cases have been appealed to the District Court.

  Fairfield intends to defend vigorously the Recreation Fee Litigation, and the two related cases, including any attempt to certify a class in any of these cases. Fairfield has previously implemented recreation fee charges at certain other of its resort sites which are not subject to the pending action.

  In December 1993, Charlotte T. Curry, who, with her husband, purchased a lot from Fairfield under an installment sale contract subsequently sold to First Federal, filed suit against First Federal, currently pending in Superior Court in Mecklenburg County, North Carolina, alleging breach of contract, breach of fiduciary duty and unfair trade practices. In April 1994, the complaint was amended, (a) adding Fairfield as a party, (b) adding an additional count against both Fairfield and First Federal alleging violation of the North Carolina's Racketeer Influenced and Corrupt Organizations ("RICO") Statute and
(c) adding a count against Fairfield alleging fraud. The litigation, which seeks class action certification, contests the method by which Fairfield calculated refunds for lot purchasers whose installment sale contracts were cancelled due to failure to complete payment of the deferred sales price for the lot. Most installment lot sale contracts require Fairfield to refund to a defaulting purchaser the amount paid in principal, after deducting the greater of (a) 15% of the purchase price of the lot or (b) Fairfield's actual damages. The plaintiff disputes Fairfield's method of calculating damages, which has historically included certain sales, marketing and other expenses. In the case of Ms. Curry's lot, the amount of refund claimed as having been improperly retained is approximately $3,600. The Curry lawsuit seeks damages, punitive damages, treble damages under North Carolina law for unfair trade practices and RICO, prejudgment

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES interest and attorney's fees and costs. By order dated July 6, 1994, the court dismissed Ms. Curry's claims for (a) breach of contract, due to the statute of limitations, (b) breach of fiduciary duty, due to the lack of a fiduciary duty and the statute of limitations, (c) fraud, due to the statute of limitations, and (d) RICO, due to failure to state a claim. The court, by order dated August 16, 1994, dismissed Ms. Curry's only remaining claim against Fairfield, for unfair trade practices, subject to possible appeal rights. By order filed September 15, 1995, the court denied the plaintiff's motion for class certification. The plaintiff has appealed the denial of the motion for class certification, but no decision has yet been rendered on the appeal.

  Under the Stock Purchase Agreement for the sale of First Federal, Fairfield agreed to indemnify the buyer against any liability in the Curry litigation. While Fairfield is no longer a defendant in the litigation, it intends to coordinate the defense of this lawsuit with the counsel who have been representing First Federal, to defend the Curry litigation vigorously. Fairfield also has cancelled defaulted lot installment sales contracts owned by it and its subsidiaries (other than First Federal), using the same method of calculating refunds as is at issue in the Curry litigation.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value estimates presented herein are based on relevant market information. As these estimates are subjective in nature and involve uncertainties and significant judgment, they are not necessarily indicative of the amount that the Company could realize on a current market exchange. The fair value disclosures for financial instruments are as follows:

    Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets approximate their fair values at December 31, 1995 and 1994.

    Restricted cash and escrow accounts: The estimated fair values of restricted cash and escrow accounts approximate their carrying amounts at December 31, 1995 and 1994.

    Loans receivable: The carrying amounts of loans receivable are a reasonable estimate of their fair values at December 31, 1995 and 1994 based on valuation models using risk adjusted interest rates and historical prepayment experiences.

    Financing arrangements: The carrying amounts of the Company's borrowings with variable interest rates approximated their fair values at December 31, 1995 and 1994. The carrying amounts of the Company's borrowings with fixed interest rates totaled $56.8 million and $84.3 million at December 31, 1995 and 1994, respectively. The fair values of these borrowings totaled $56.4 million and $80.2 million at December 31, 1995 and 1994, respectively, and were estimated using discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowing arrangements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


15. UNAUDITED CONSOLIDATED QUARTERLY FINANCIAL DATA

                                                 YEAR ENDED DECEMBER 31, 1994
                                                -------------------------------
                                                 FIRST  SECOND   THIRD  FOURTH
                                                QUARTER QUARTER QUARTER QUARTER
                                                ------- ------- ------- -------
Total revenues................................. $18,607 $29,518 $37,512 $26,117
Total expenses.................................  17,067  25,698  28,714  25,128
                                                ------- ------- ------- -------
Earnings before provision for income taxes.....   1,540   3,820   8,798     989
Provision for income taxes.....................     462   1,146   1,079     191
                                                ------- ------- ------- -------
Net earnings................................... $ 1,078 $ 2,674 $ 7,719 $   798
                                                ======= ======= ======= =======
Net earnings per share:
  Primary...................................... $   .10 $   .24 $   .70 $   .07
                                                ======= ======= ======= =======
  Fully diluted................................ $   .09 $   .23 $   .66 $   .07
                                                ======= ======= ======= =======
                                                 YEAR ENDED DECEMBER 31, 1995
                                                -------------------------------
                                                 FIRST  SECOND   THIRD  FOURTH
                                                QUARTER QUARTER QUARTER QUARTER
                                                ------- ------- ------- -------
Total revenues................................. $24,559 $37,789 $42,949 $36,854
Total expenses.................................  24,314  33,544  37,700  33,555
                                                ------- ------- ------- -------
Earnings before provision for income taxes.....     245   4,245   5,249   3,299
Provision for income taxes.....................      93   1,613   1,995   1,308
                                                ------- ------- ------- -------
Net earnings................................... $   152 $ 2,632 $ 3,254 $ 1,991
                                                ======= ======= ======= =======
Net earnings per share:
  Primary...................................... $   .01 $   .24 $   .29 $   .18
                                                ======= ======= ======= =======
  Fully diluted................................ $   .01 $   .23 $   .28 $   .17
                                                ======= ======= ======= =======

  Revenues in the third quarter of 1994 include a non-taxable gain of $5.2 million related to the sale of First Federal. Certain amounts in the consolidated financial statements of prior quarters for 1995 and 1994 have been reclassified to conform to the 1995 fourth quarter presentation.

  This page includes five pictures which are described clockwise as follows: a picture of VOI buildings at Fairfield Bay; a picture of VOI buildings at Fairfield Pagosa; a picture of a VOI building at Myrtle Beach at SeaWatch Plantation; a VOI building at Fairfield Branson at the Falls; a picture of two couples in a VOI unit at Fairfield Bay; and in the upper left corner the stylized Fairfield logo.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FAIRFIELD. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  11
Price Range of Common Stock..............................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Selected Financial and Other Data........................................  14
Management's Summary Discussion and Analysis of Financial Condition and
 Results of Operations...................................................  16
Business.................................................................  23
Management...............................................................  34
Principal and Selling Stockholders.......................................  36
Certain Relationships and Related Transactions...........................  37
Description of Capital Stock.............................................  37
Underwriting.............................................................  39
Legal Matters............................................................  39
Experts..................................................................  39
Forward-Looking Information..............................................  40
Available Information....................................................  40
Incorporation of Certain Documents by Reference..........................  40
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
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                               2,000,000 SHARES

                                   FAIRFIELD
                               COMMUNITIES, INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                                 STEPHENS INC.

                         DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                                OCTOBER  , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses to be incurred in connection with the issuance and distribution of the Common Stock covered by this Registration Statement are as follows:

       Securities and Exchange Commission filing fee...................... $
       New York Stock Exchange listing fee................................  *
       Printing expenses..................................................  *
       Accounting fees and expenses.......................................  *
       Legal fees and expenses............................................  *
       Miscellaneous......................................................  *
                                                                           ----
       Total.............................................................. $
                                                                            *
                                                                           ====

--------
* To be provided by amendment.

  The Selling Stockholder will bear $   of such expenses and Fairfield will
bear the remainder of such expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Fairfield's Certificate of Incorporation provides that the personal liability of directors of Fairfield to Fairfield is eliminated to the maximum extent permitted by Delaware law. Fairfield's Certificate of Incorporation and Bylaws provide for the indemnification of the directors, officers, employees and agents of Fairfield to the fullest extent that may be permitted by Delaware law from time to time. Certain provisions of Fairfield's Certificate of Incorporation protect Fairfield's directors against personal liability for monetary damages resulting from breaches of their fiduciary duty of care, except as set forth below. Under Delaware law, absent these provisions, directors could be held liable for gross negligence in the performance of their duty of care, but not for simple negligence. Fairfield's Certificate of Incorporation absolves directors of liability for negligence in the performance of their duties, including gross negligence. However, Fairfield's directors remain liable for breaches of their duty of loyalty to Fairfield and its stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Fairfield's Certificate of Incorporation also does not absolve directors of liability under Section 174 of the Delaware General Corporation Law, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions in certain circumstances and expressly sets forth a negligence standard with respect to such liability.

  Under Delaware law, directors, officers, employees, and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Fairfield and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to Fairfield.

  Fairfield has also entered into indemnification agreements with its directors and officers pursuant to which Fairfield is generally obligated to indemnify its directors and officers to the full extent permitted by Delaware law.

ITEM 16. EXHIBITS

  *1.1 Form of Underwriting Agreement.
   4.1 Second Amended and Restated Certificate of Incorporation of Fairfield
        (previously filed with Fairfield's Current Report on Form 8-K, dated
        September 1, 1992, and incorporated herein by reference).
   4.2 Fifth Amended and Restated Bylaws of Fairfield (previously filed with
        Fairfield's Current Report on Form 8-K, dated May 22, 1996, and incorporated herein by reference).
  *5.1 Opinion of Jones, Day, Reavis & Pogue.
  23.1 Consent of Ernst & Young LLP.
 *23.2 Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1).
  24.1 Powers of attorney.

--------
* To be filed by amendment

ITEM 17. UNDERTAKINGS

  A. The Registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (2) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information;

    (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

    (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on October 25, 1996.

                                          Fairfield Communities, Inc.


                                          By:      /s/ Robert W. Howeth
                                              ---------------------------------
                                               Robert W. Howeth Senior Vice
                                               President and Chief Financial
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 25, 1996.

             SIGNATURES                                 TITLE


                  *                    President and Chief Executive Officer;
-------------------------------------       Director (Principal Executive
           J.W. MCCONNELL                              Officer)

        /s/ Robert W. Howeth               Senior Vice President and Chief
-------------------------------------        Financial Officer (Principal
          ROBERT W. HOWETH                        Financial Officer)

                  *                     Vice President/Controller (Principal
-------------------------------------            Accounting Officer)
           WILLIAM G. SELL

                  *                                   Director
-------------------------------------
           LES R. BALEDGE

                  *                                   Director
-------------------------------------
         RUSSELL A. BELINSKY

                  *                                   Director
-------------------------------------
       ERNEST D. BENNETT, III

                  *                                   Director
-------------------------------------
        PHILIP L. HERRINGTON

                                                      Director
-------------------------------------
          BRYAN D. LANGTON

                  *                                   Director
-------------------------------------
       CHARLES D. MORGAN, JR.

                  *                                   Director
-------------------------------------
          WILLIAM C. SCOTT
--------
* The undersigned, by signing his name hereto, does sign and execute this Registration Statement as of this 25th day of October, 1996, pursuant to the Powers of Attorney executed on behalf of the above-named officers and directors and filed herewith with the Securities and Exchange Commission.


                                          By:      /s/ Robert W. Howeth
                                             ---------------------------------
                                             Robert W. Howeth Attorney-in-Fact

                               INDEX TO EXHIBITS

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
  *1.1       Form of Underwriting Agreement.
   4.1       Second Amended and Restated Certificate of Incorporation of
              Fairfield (previously filed with Fairfield's Current Report on
              Form 8-K, dated September 1, 1992, and incorporated herein by reference).
   4.2       Fifth Amended and Restated Bylaws of Fairfield (previously filed with Fairfield's Current Report on Form 8-K, dated May 22, 1996, and incorporated herein by reference).
  *5.1       Opinion of Jones, Day, Reavis & Pogue.
  23.1       Consent of Ernst & Young LLP.
 *23.2       Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1).
  24.1       Powers of attorney.

--------
* To be filed by amendment.